SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: √	Form 40-F:

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes:	No: √

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 6, 2007

EXHIBITS

Exhibit Number		Page

	Announcement date March 6, 2007

1.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2006	44

1.2	Auditor’s Opinion	2

1.3	Consolidated Financial Statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004	104

Exhibit 1.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended December 31, 2006

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying audited consolidated financial statements were made based on the exchange rate of Php49.045 to US$1.00, the volume weighted average exchange rate at December 31, 2006 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase (Decrease)
	2006	2005	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)

Consolidated Balance Sheets
Total assets	Php244,883	Php250,197	(Php5,314)	(2)
Property, plant and equipment	164,693	176,974	(12,281)	(7)
Cash and cash equivalents and short-term investments	26,080	32,809	(6,729)	(21)
Total equity	104,313	74,369	29,944	40
Notes payable and long-term debt	80,159	103,544	(23,385)	(23)
Net debt(1) to equity ratio	0.52x	0.95x	–	–

	Years Ended December 31,		Increase (Decrease)
	2006	2005	Amount	%

Consolidated Statements of Income
Revenues and other income	Php133,843	Php126,044	Php7,799	6
Expenses	91,654	87,429	4,225	5
Income before income tax	42,189	38,615	3,574	9
Net income attributable to equity holders of PLDT	35,116	34,112	1,004	3
Net income	35,320	34,479	841	2
Net income margin	26%	27%	–	–
Earnings per common share – basic	187.91	189.96	(2.05)	(1)
Consolidated Statements of Cash Flows
Net cash provided by operating activities	70,186	76,213	(6,027)	(8)
Net cash used in investing activities	36,126	11,694	24,432	209
Capital expenditures	21,111	14,990	6,121	41
Net cash used in financing activities	45,722	60,794	(15,072)	(25)
Operational Data
Number of cellular subscribers	24,175,384	20,408,621	3,766,763	18
Number of fixed line subscribers(2)	1,776,647	1,842,507	(65,860)	(4)
Number of broadband subscribers	264,649	117,586	147,063	125
Fixed Line	133,159	88,811	44,348	50
Wireless	131,490	28,775	102,715	357
Number of employees	28,219	18,926	9,293	49
Fixed Line	8,711	9,197	(486)	(5)
Wireless	5,358	5,137	221	4
Information and Communications Technology	14,150	4,592	9,558	208

Exchange Rates	Php per US$

December 31, 2006	Php49.045
December 31, 2005	53.062
December 31, 2004	56.341

______________

(1)      Net debt is derived by deducting cash and cash equivalents and short-term investments from long-term debt.

(2)      Previously set forth as number of fixed lines in service. The 2005 figures were restated to reflect the effect of the change in parameters used to align with the PLDT Group’s policy on subscriber count with the planned use of an integrated billing system for our subscribers.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Smart Broadband, Inc., or Smart Broadband (formerly known as Meridian Telekoms, Inc., or Meridian), our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat, our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., Piltel, Bonifacio Communications Corporation and PLDT Global Corporation, or PLDT Global, which together account for approximately 4% of our consolidated fixed line subscribers; and

•            Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc., or ePLDT; call center services provided under ePLDT Ventus, including Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; business process outsourcing, or BPO, provided by SPi Technologies, Inc., or SPi (consolidated on July 11, 2006); Internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, netGames, Inc., or netGames, Airborne Access Corporation, or Airborne Access, Level Up!, Inc., or Level Up!; and
e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying audited consolidated financial statements.

We registered total revenues and other income of Php133,843 million in 2006, an increase of Php7,799 million, or 6%, as compared to Php126,044 million in 2005, primarily due to an increase in our service revenues and other income by Php4,078 million and Php4,066 million, respectively. Other income in 2006 included a net reversal of a provision for onerous contract amounting to Php3,529 million as a result of an amendment to the Air Time Purchase Agreement. Please see
Note 23 –Provisions and Contingencies to the accompanying audited consolidated financial statements for further discussion.

Expenses increased by Php4,225 million, or 5%, to Php91,654 million in 2006 from Php87,429 million in 2005, largely resulting from increases in compensation and benefits, asset impairment, depreciation and amortization, and professional and other contracted services, partly offset by lower provisions, cost of sales and taxes and licenses.

Net income attributable to equity holders of PLDT increased by Php1,004 million, or 3%, to Php35,116 million in 2006 from Php34,112 million in 2005. However, basic earnings per common share decreased to Php187.91 in 2006 from Php189.96 in 2005 due to an increase in the weighted average number of common shares outstanding from 172.1 million in 2005 to 184.5 million in 2006.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income for the years ended December 31, 2006 and 2005. Most of our revenues are derived from our operations within the Philippines.

	Wireless	Fixed Line			ICT		Inter-segment Transactions	Total
(in millions)
For the year ended December 31, 2006
Revenues and other income	Php81,546		Php54,219		Php7,220		(Php9,142)	Php133,843
Service	78,383		49,134		6,543		(8,920)	125,140
Non-service	2,457		79		553		(122)	2,967
Equity share in net income of associates	–		–		–		–	–
Other income	706		5,006		124		(100)	5,736
Expenses	44,692		48,535		7,569		(9,142)	91,654
Income (loss) before income tax	36,854		5,684		(349)		–	42,189
Net income (loss) for the period	30,376		5,255		(311)		–	35,320
Net income (loss) attributable to equity holders of PLDT	30,096		5,253		(233)		–	35,116

For the year ended December 31, 2005
Revenues and other income	79,158		49,990		3,438		(6,542)	126,044
Service	74,677		49,663		2,953		(6,231)	121,062
Non-service	3,036		41		351		(116)	3,312
Equity share in net income of associates	–		–		7		–	7
Other income	1,445		286		127		(195)	1,663
Expenses	40,694		49,897		3,380		(6,542)	87,429
Income (loss) before income tax	38,464		93		58		–	38,615
Net income (loss) for the period	33,664		769		46		–	34,479
Net income (loss) attributable to equity holders of PLDT	33,222		768		122		–	34,112

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues and other income	Php2,388	3	Php4,229	8	Php3,782	110	(Php2,600)	Php7,799	6
Service	3,706	5	(529)	(1)	3,590	122	(2,689)	4,078	3
Non-service	(579)	(19)	38	93	202	58	(6)	(345)	(10)
Equity share in net income of associates	–	–	–	–	(7)	(100)	–	(7)	(100)
Other income	(739)	(51)	4,720	1,650	(3)	(2)	95	4,073	245
Expenses	3,998	10	(1,362)	(3)	4,189	124	(2,600)	4,225	5
Income (loss) before income tax	(1,610)	(4)	5,591	6,012	(407)	(702)	–	3,574	9
Net income (loss) for the period	(3,288)	(10)	4,486	583	(357)	(776)	–	841	2
Net income (loss) attributable to equity holders of PLDT	(3,126)	(9)	4,485	584	(355)	(291)	–	1,004	3

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as wireless broadband, satellite, VSAT and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the years ended December 31, 2006 and 2005 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%
(in millions)
Wireless services:
Service Revenues
Cellular	Php75,605	93	Php72,409	91	Php3,196	4
Wireless broadband, satellite, VSAT and others	2,778	3	2,268	3	510	22
	78,383	96	74,677	94	3,706	5
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,457	3	3,036	4	(579)	(19)

Other Income	706	1	1,445	2	(739)	(51)

Total Wireless Revenues and Other Income	Php81,546	100	Php79,158	100	Php2,388	3

Service Revenues

Our wireless service revenues increased by Php3,706 million, or 5%, to Php78,383 million in 2006 compared to Php74,677 million in the same period in 2005, mainly as a result of the growth of Smart’s and Piltel’s subscriber base, an increase in international inbound revenues and a reduction in domestic interconnection costs due to a shift from off-network to on-network voice and data usage. As a percentage of our total wireless revenues and other income, service revenues contributed 96% and 94% in 2006 and 2005, respectively.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of content costs and discounts given to dealers;

•         monthly service fees from postpaid subscribers, including: (1) charges for calls in excess of allocated free local calls; (2) toll charges for national and international long distance calls; (3) charges for text messages of our service customers in excess of allotted free text messages; and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in 2006 amounted to Php75,605 million, an increase of Php3,196 million, or 4%, from Php72,409 million in 2005. Cellular service revenues accounted for 96% and 97% of our wireless service revenues in 2006 and 2005, respectively.

As at December 31 , 2006, Smart and Piltel cellular subscribers totaled 24,175,384, an increase of 3,766,763, or 18%, over their combined cellular subscriber base of 20,408,621 as at December 31, 2005. Prepaid subscribers accounted for 99% of our total subscriber base as at December 31, 2006 and 2005. Prepaid and postpaid subscribers totaled 23,856,821 and 318,563 as at December 31, 2006, reflecting net subscriber activations of 3,728,278 and 38,485, respectively, in 2006.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, or amp, Smart Infinity and Smart Kid prepaid. Smart Buddy, amp and Smart Kid prepaid are prepaid services while Smart Gold, Smart Infinity and addict mobile are postpaid services, which are all provided through Smart's digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is provided through Smart’s network.

Smart continues to offer products and services that provide value to its subscribers. In 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text. Under a service branded as Smart 258, subscribers had the option to register for unlimited on-network voice calling or text messaging. Smart 258 has since been modified a number of times, with variations involving changes in load denominations and periods of network availability. The promotion offered unlimited on-network texting, carrying denominations of Php15, Php30 and Php60 with corresponding expiration periods of one, two and four days. Bucket pricing promotions have now become a key driver for subscriber activations and usage stimulation.

In 2006, Smart has focused on segmenting its market by offering sector-specific, value-driven packages such as All Text – a new variety of top-up service providing a fixed number of messages with prescribed validity periods. Current offerings include All Text 10 Bonus, with a suggested retail price of Php12, which includes 15 messages without expiration and All Text 20, which includes 100 on-network messages for Php20, with a validity period of one day. All Text also has a voice counterpart in All Talk 20 which is a call package allowing three calls of up to three minutes each for local on-network calls, valid for one day. Other voice offerings include: (a) the Flat Rate Call promotion, which allows a subscriber to make an on-network call of up to three minutes for Php10 or extend the call to five minutes for Php15; and (b) Tipid Talk, a call package which allows a subscriber to make four calls of up to 30 seconds each for local on-network calls, valid for one day for Php10 and another variant allowing four calls of up to 15 seconds each for local on-network calls, valid for one day for Php5.50. All Text 20, All Text 10 Bonus, All Talk 20 and Tipid Talk are now permanent offerings, while the Flat Rate Call promotion is valid until March 3, 2007. On January 18, 2007, Smart introduced LAHATxt, a top-up service which offers a bundle of text messages available to all networks. LAHATxt 35 is available to all Smart prepaid subscribers and provides for 100 text messages to all networks for Php35 with a one day validity period. On the other hand, Talk ‘N Text subscribers have LAHATxt 20 which allows a subscriber to make 50 text messages to all networks for Php20, also valid for one day.

Smart likewise has in place various promotions to stimulate international usage. In June 2006, Smart IDD Libre Text Abroad was launched wherein subscribers earned one free international text for every minute of IDD calling. In October 2006, this was replaced by International Budget Text packages. These packages, which have a limited duration and a varying number of allowable messages, enable subscribers to send international text to pre-registered recipients of the subscriber’s choice on supported overseas carriers.

Smart expanded its roster of services with the commercial launch of its 3G services in May 2006. These services include video calling, video streaming, high-speed Internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%
(in millions)

Cellular service revenues	Php75,605	Php72,409	Php3,196	4

By component	73,893	70,507	3,386	5
Voice	35,221	35,444	(223)	(1)
Data	38,672	35,063	3,609	10

By service type	73,893	70,507	3,386	5
Prepaid	68,846	66,023	2,823	4
Postpaid	5,047	4,484	563	13

Others(1)	1,712	1,902	(190)	(10)
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices, revenues from Wolfpac and Smart Money Holdings Corporation and a small number of leased line contracts.

	December 31,
			Increase
	2006	2005	Amount	%

Cellular subscriber base	24,175,384	20,408,621	3,766,763	18
Prepaid	23,856,821	20,128,543	3,728,278	19
Smart	16,882,442	15,144,118	1,738,324	11
Piltel	6,974,379	4,984,425	1,989,954	40
Postpaid	318,563	280,078	38,485	14

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

Systemwide traffic volumes (in millions)
Calls (in minutes)	5,667	5,467	200	4
Domestic	3,437	3,741	(304)	(8)
International	2,230	1,726	504	29
Inbound	2,065	1,557	508	33
Outbound	165	169	(4)	(2)

Text messages	238,362	95,959	142,403	148
Standard	32,052	40,781	(8,729)	(21)
Bucket-Priced	203,669	52,373	151,296	289
Value-Added Services	2,641	2,805	(164)	(6)

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, decreased by Php223 million, or 1%, to Php35,221 in 2006 from Php35,444 million in 2005 primarily due to a decrease in domestic voice revenues partially offset by an increase in international inbound revenue and a decrease in interconnection expense. The decline in domestic voice revenue may be attributed to increased competition in voice promotions as well as the re-channeling of calls to international inbound as a result of continued efforts to curb by-pass activities. The decrease in interconnection expense resulted from increased on-net voice usage brought about by bucket-priced promotions designed to encourage on-net voice services.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php3,609 million, or 10%, to Php38,672 million in 2006 from Php35,063 million in 2005. Cellular data services accounted for 51% of cellular service revenues in 2006 as compared to 48% in 2005.

The following table shows the breakdown of cellular data revenues for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%
(in millions)

Text messaging
Domestic	Php32,763	Php29,110	Php3,653	13
Standard	21,709	25,580	(3,871)	(15)
Bucket-Priced	11,054	3,530	7,524	213
International	1,640	1,698	(58)	(3)
	34,403	30,808	3,595	12

Value-added services
Non-Zed(1)	2,474	2,290	184	8
Smart ZedTM	335	523	(188)	(36)
Smart Money	68	84	(16)	(19)
Mobile Banking	5	5	–	–
Roaming SMS, Pasaload, MMS and WAP	1,387	1,352	35	3
	4,269	4,254	15	–
Total	Php38,672	Php35,062	Php3,610	10

_________________

(1) Value-added services developed by Smart on its own platform.

Text messaging-related services contributed revenues of Php34,403 million in 2006, an increase of Php3,595 million, or 12%, compared to Php30,808 million in 2005, and accounted for 89% and 88% of the total cellular data revenues in 2006 and 2005, respectively. The increase in revenues from text messaging-related services resulted mainly from the Smart 258 Unlimited Text promotion and its variant bucket-priced text promotional offerings. Text messaging revenues from the various bucket plans totaled Php11,054 million. Value-added services, which contributed revenues of Php4,269 million in 2006, increased by Php15 million from Php4,254 million in 2005, primarily due to higher usage of Non-Zed and roaming SMS services, partially offset by decreased usage of Smart Zed and Smart Money services in 2006 as compared to 2005. The decline in Smart Zed usage was primarily due to increased competition from other content providers while the decline in Smart Money revenue was on account of reduced usage of Smart Money by dealers as a settlement tool for load transactions.

Standard text messages totaled 32,052 million in 2006, a decrease of 8,729 million, or 21%, from 40,781 million in 2005 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2006 totaled 203,669 million, an increase of 151,296 million, or 289%, as compared to 52,373 million in 2005.

Subscriber Base, ARPU and Churn Rates

Prepaid subscribers accounted for approximately 99% of our 24,175,384 subscribers as at December 31, 2006, while postpaid subscribers accounted for the remaining 1%. The cellular prepaid subscriber base grew by 19% to 23,856,821 as at December 31, 2006 from 20,128,543 as at December 31, 2005, whereas the postpaid subscriber base increased by 14% to 318,563 as at December 31, 2006 from 280,078 as at December 31, 2005.

Our net subscriber activations for the years ended December 31 , 2006 and 2005 were as follows:

	Years Ended December 31,
			Increase
	2006	2005	Amount	%

Prepaid	3,728,278	1,194,805	2,533,473	212
Smart	1,738,324	822,830	915,494	111
Piltel	1,989,954	371,975	1,617,979	435

Postpaid	38,485	5,584	32,901	589

Total	3,766,763	1,200,389	2,566,374	214

Revenues attributable to our cellular prepaid service amounted to Php68,846 million in 2006, a 4% increase over the Php66,023 million earned in 2005. Prepaid service revenues in 2006 and 2005 accounted for 93% and 94%, respectively, of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php5,047 million in 2006, a 13% increase over the Php4,484 million earned in 2005, and accounted for 7% and 6% of voice and data revenues in 2006 and 2005, respectively.

The following table summarizes our cellular ARPUs for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2006	2005	Amount	%	2006	2005	Amount	%

Prepaid
Smart	Php339	Php357	(Php18)	(5)	Php289	Php294	(Php5)	(2)
Piltel	226	257	(31)	(12)	194	212	(18)	(8)
Prepaid – Blended	308	332	(24)	(7)	263	274	(11)	(4)
Postpaid – Smart	1,904	1,869	35	2	1,407	1,368	39	3
Prepaid and Postpaid Blended	330	353	(23)	(7)	278	289	(11)	(4)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers' actual usage of their loads. Gross monthly ARPU for Smart prepaid subscribers in 2006 was Php339, a decrease of 5%, compared to Php357 in 2005. The average outbound domestic and international voice revenue per subscriber declined in 2006 compared to 2005, but was offset by an increase in the average text messaging revenue and inbound international revenue per subscriber. On a net basis, ARPU in 2006 was Php289, a decrease of 2%, compared to Php294 in 2005. Gross monthly ARPU for Talk ‘N Text subscribers in 2006 was Php226, a decrease of 12%, compared to Php257 in 2005. The decline was primarily attributable to the decrease in the average domestic outbound local voice revenue per subscriber as well as the average domestic inbound revenue per subscriber partly offset by an increase in the average text messaging revenue per subscriber. On a net basis, ARPU in 2006 decreased by 8% to Php194 from Php212 in 2005.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 2% to Php1,904 while net monthly ARPU increased by 3% to Php1,407 in 2006 as compared to Php1,869 and Php1,368 in 2005, respectively. Prepaid and postpaid monthly gross blended ARPU was Php330 in 2006, a decrease of 7%, compared to Php353 in 2005. Monthly net blended ARPU decreased by 4% to Php278 in 2006 as compared to Php289 in 2005.

Our quarterly prepaid and postpaid ARPUs for the years ended December 31, 2006 and 2005 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net

2006
First Quarter	Php356	Php294	Php245	Php207	Php1,867	Php1,386
Second Quarter	344	294	234	202	1,920	1,414
Third Quarter	323	280	213	184	1,891	1,403
Fourth Quarter	332	286	213	184	1,939	1,425

2005
First Quarter	Php356	Php289	Php269	Php220	Php1,767	Php1,257
Second Quarter	357	294	262	212	1,896	1,360
Third Quarter	343	285	234	194	1,889	1,389
Fourth Quarter	370	308	261	220	1,923	1,467

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

We recognize a prepaid cellular subscriber as an active subscriber when that subscriber activates and uses the SIM card in the subscriber’s handset, which contains pre-stored air time. The pre-stored air time, equivalent to Php1 plus 50 free SMS, can only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards; by purchasing additional air time “over the air” via Smart Load or Smart Load “All Text”; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April but had not reloaded by May 31, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of “SIM-swapping” activities in the market. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which may result in our subscriber base reflecting a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM swapping” promotions; as a result, our churn rates increased in the third and fourth quarters of 2005, but leveled off beginning in the first quarter of 2006.

For Smart prepaid, the average monthly churn rate for 2006 was 3.1% compared to 4.0% in 2005, while the average monthly churn rate for Talk ‘N Text subscribers was 3.3% in 2006 compared to 5.5% in 2005.

The average monthly churn rate for Smart's postpaid subscribers for 2006 was 1.2% compared to 2.0% in 2005. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Wireless Broadband, Satellite, VSAT and Other Services

Our revenues from wireless broadband, satellite, VSAT and other services consist mainly of wireless broadband service revenues for Smart Broadband, rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies, charges for ACeS Philippines’ satellite phone service and service revenues generated from a PLDT Global subsidiary’s mobile virtual network operations. Gross revenues from these services for 2006 amounted to Php2,778 million, an increase of Php510 million, or 22%, from Php2,268 million in 2005 principally due to the growth in our wireless broadband business.

Smart Broadband offers a number of wireless broadband services and had 121,867 subscribers as at December 31, 2006. SmartBro, the fixed wireless broadband service of Smart linked to Smart’s wireless broadband-enabled base stations, allows people to connect to the Internet using an outdoor aerial antenna installed in a subscriber’s home. Wireless broadband revenues contributed Php823 million in 2006, increasing by Php610 million, or 286%, from Php213 million in 2005.

We also offer PLDT WeRoam, a wireless broadband service offering, running on Smart’s nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT’s extensive IP infrastructure. Some of the recent enhancements to the service are the inclusion of international roaming in key roaming countries all over the world and national WiFi roaming access. Principally targeted to the corporate market, the service had 9,623 subscribers as at December 31, 2006 and contributed Php76 million in our data revenues, an increase of Php36 million, or 90%, from Php40 million in 2005.

Non-service Revenues

Our wireless non-service revenues consist of:

•            proceeds from sales of cellular handsets; and

•            proceeds from sales of cellular SIM-packs.

Our wireless non-service revenues decreased by Php579 million, or 19%, to Php2,457 million in 2006 as compared to Php3,036 million in 2005 primarily due to lower handset sales as activations were driven more by SIM-pack sales in 2006.

Other Income

All other income/gains such as rental income and which do not fall under service and non-service revenues are included under this classification. Our wireless business segment generated other income of Php706 million in 2006, a decrease of Php739 million, or 51%, as compared to Php1,445 million in 2005 largely due to the reversal of prior years’ provision for NTC fees to align with the assessments received in 2005.

Expenses

Expenses associated with our wireless business in 2006 amounted to Php44,692 million, an increase of Php3,998 million, or 10%, from Php40,694 million in 2005. A significant portion of this increase was attributable to higher rent, asset impairment, financing costs and compensation and benefits, which was partially offset by lower cost of sales and taxes and licenses. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business accounted for 55% and 51% in 2006 and 2005, respectively.

Cellular business expenses accounted for 98% of our wireless business expenses, while wireless broadband, satellite, VSAT and other business expenses accounted for the remaining 2% of our wireless business expenses in 2006 as compared to 95% and 5%, respectively, in 2005.

The following table summarizes the breakdown of our wireless-related expenses for the years ended December 31, 2006 and 2005 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%

(in millions)
Wireless services
Depreciation and amortization	Php10,752	24	Php10,156	25	Php596	6
Rent	7,887	18	5,592	14	2,295	41
Compensation and benefits(1)	5,041	11	4,249	11	792	19
Cost of sales	4,887	11	6,148	15	(1,261)	(21)
Maintenance	3,646	8	3,655	9	(9)	–
Selling and promotions	3,013	7	3,418	8	(405)	(12)
Professional and other contracted services	1,831	4	1,656	4	175	11
Financing costs	1,700	4	513	1	1,187	231
Asset impairment	1,391	3	–	–	1,391	100
Taxes and licenses	1,018	2	1,544	4	(526)	(34)
Communication, training and travel	891	2	960	2	(69)	(7)
Provisions	829	2	575	1	254	44
Insurance and security services	797	2	947	2	(150)	(16)
Amortization of intangible assets	312	1	244	1	68	28
Other expenses	697	1	1,037	3	(340)	(33)
Total	Php44,692	100	Php40,694	100	Php3,998	10

__________

(1)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php596 million, or 6%, to Php10,752 million in 2006, principally due to an increase in our depreciable asset base mainly broadband and 3G network, and customer-deployed equipment. For further details, see Note 8 – Property, Plant and Equipment to the accompanying audited consolidated financial statements.

Rent expenses increased by Php2,295 million, or 41%, to Php7,887 million on account of an increase in domestic fiber optic network, or DFON, facilities leased by Smart from PLDT, as well as higher satellite transmission and site rental expenses. As at December 31, 2006, we had 4,377 GSM cell sites and 6,099 base stations, compared with 4,305 GSM cell sites and 5,982 base stations as at December 31 , 2005.

Compensation and benefits expenses increased by Php792 million, or 19%, to Php5,041 million, primarily due to higher accrued bonuses, pension benefits, long-term incentive plan costs and other employee benefits of Smart. Smart’s employee headcount increased by 219, or 4%, to 5,306 in 2006 as compared to 5,087 in 2005. For further discussion on our long-term incentive plan, please see Note 21 –Employee Benefits to the accompanying audited consolidated financial statements.

Cost of sales decreased by Php1,261 million, or 21%, to Php4,887 million due to a decrease in the volume of phone kits sold and the termination of SIM-swapping activities in May 2005. The breakdown of cost of sales for our wireless business for the years ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
			Decrease
	2006	2005	Amount	%

(in millions)
Cost of cellular handsets and SIM-packs sold	Php4,688	Php5,905	(Php1,217)	(21)
Cost of satellite air time and terminal units	199	243	(44)	(18)
	Php4,887	Php6,148	(Php1,261)	(21)

Maintenance expenses decreased by Php9 million to Php3,646 million mainly on account of lower repairs and maintenance costs for network facilities and motor vehicles which offset higher expenses for electricity and power generation as well as higher maintenance expense for IT hardware and software.

Selling and promotion expenses decreased by Php405 million, or 12%, to Php3,013 million due to lower commission, and advertising and promotions expenses as well as a decrease in printing costs of prepaid cards.

Professional and other contracted services increased by Php175 million, or 11%, to Php1,831 million, primarily due to increased call center, contracted service, market research, consultancy and technical service fees.

Financing costs increased by Php1,187 million, or 231%, to Php1,700 million in 2006 from Php513 million in 2005 due to the combined results of: (1) lower foreign exchange gains recognized in 2006 as a result of lower dollar-denominated debt balances; and (2) higher amortization of debt discount brought about by the prepayment of Piltel’s debt in 2006. These increasing effects were partially offset by: (1) lower interest expense owing to lower debt balances; (2) higher capitalized interest and interest income; and (3) gain on derivative transactions in 2006 as against a loss on derivative transactions in 2005. The breakdown of our financing costs for our wireless business for the years ended December 31 , 2006 and 2005 is as follows:

	Years Ended December 31,
			Change
	2006	2005	Amount	%

(in millions)
Accretion on financial liabilities – net	Php3,105	Php2,560	Php545	21
Interest on loans and related items	1,634	1,799	(165)	(9)
Dividends on preferred stock subject to mandatory redemption	130	251	(121)	(48)
Financing charges	37	52	(15)	(29)
Loss (gain) on derivative transactions – net	(39)	118	(157)	(133)
Capitalized interest	(248)	(85)	(163)	(192)
Interest income	(1,197)	(1,135)	(62)	(5)
Foreign exchange gains – net	(1,722)	(3,047)	1,325	43
	Php1,700	Php513	Php1,187	231

Asset impairment of Php1,391 million in 2006 represents the reduction in value of Mabuhay Satellite’s Agila II satellite given the difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business.

Taxes and licenses decreased by Php526 million, or 34%, to Php1,018 million, primarily due to a decrease in Smart’s licenses and business-related taxes.

Communication, training and travel expenses decreased by Php69 million, or 7%, to Php891 million due to lower mailing and courier, training, communication and local travel expenses, partially offset by higher freight and hauling charges incurred in 2006.

Provisions increased by Php254 million, or 44%, to Php829 million primarily due to an increase in the provision for subscriber and carrier receivables coupled with the reversal of the provision for non-trade receivables booked in 2005, partially offset by lower level of write-down of slow-moving handsets to net realizable values. The breakdown of provisions for the years ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

(in millions)
Doubtful accounts	Php627	Php253	Php374	148
Write-down of inventories to net realizable values	202	322	(120)	(37)
	Php829	Php575	Php254	44

Insurance and security services decreased by Php150 million, or 16%, to Php797 million, primarily due to the decrease in site security expenses and lower amortization charges on prepaid insurance contracts.

Amortization of intangible assets increased by Php68 million, or 28%, to Php312 million mainly due to an increase in the amount of intangible assets recognized following the purchase of an additional 20% investment in Wolfpac.

Other expenses decreased by Php340 million, or 33%, to Php697 million primarily due to various lower business and operational-related expenses such as bank charges, representation expenses and a loss on share swap in 2005.

Provision for Income Tax

Provision for income tax increased by Php1,678 million, or 35%, to Php6,478 million in 2006 from Php4,800 million in 2005. In 2006, the effective tax rate for our wireless business was 18% as compared to 12% in 2005 due to differences in the net movement of deferred tax assets. For 2006, the net movement in deferred tax assets primarily pertains to deferred tax assets recognized in relation to the benefit to be derived from the disposal of certain of Piltel’s assets with the lifting of certain mortgage trust indenture restrictions resulting from the full prepayment of Piltel’s restructured debt on December 4, 2006. Please see Note 6 – Income Tax to the accompanying audited consolidated financial statements for further discussion.

Net Income

Our wireless business segment recorded a net income of Php30,376 million in 2006, a decrease of Php3,288 million, or 10%, over Php33,664 million registered in 2005 as the increase in our cellular revenues was more than offset by an increase in operating expenses and higher provision for income tax.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in 2006 totaled Php54,219 million, an increase of Php4,229 million, or 8%, from Php49,990 million in 2005.

The following table summarizes revenues from our fixed line business for the years ended December 31, 2006 and 2005 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%

(in millions)
Fixed line services:
Service Revenues
Local exchange	Php16,923	31	Php18,519	37	(Php1,596)	(9)
International long distance	9,933	18	12,245	24	(2,312)	(19)
National long distance	6,921	13	7,233	14	(312)	(4)
Data and other network	13,725	26	10,399	21	3,326	32
Miscellaneous	1,632	3	1,267	3	365	29
	49,134	91	49,663	99	(529)	(1)
Non-Service Revenues	79	–	41	–	38	93
Other Income	5,006	9	286	1	4,720	1,650
Total Fixed Line Revenues and Other Income	Php54,219	100	Php49,990	100	Php4,229	8

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of:

•            flat monthly fees for our postpaid and fixed charges for our bundled and data services;

•            installation charges and other one-time fees associated with the establishment of customer service;

•            revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•            charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business as at and for the years ended December 31 , 2006 and 2005:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

Total local exchange service revenues (in millions)	Php16,923	Php18,519	(Php1,596)	(9)
Number of fixed line subscribers	1,776,647	1,842,507	(65,860)	(4)
Number of fixed line employees	8,711	9,197	(486)	(5)
Number of fixed line subscribers per employee	212	193	19	10

Revenues from our local exchange service decreased by Php1,596 million, or 9%, to Php16,923 million in 2006 from Php18,519 million in 2005. The decrease was primarily due to a 4% decline in the number of fixed line subscribers and the appreciation of the peso which required us to make downward adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 34% in 2006 as compared to 37% in 2005.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management and subscriber retention strategy. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls, but the rates charged for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same. A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

In May 2006, PLDT launched Pwede! Card, a convergent product made possible by our NGN capability. Pwede! Card is the first reloadable PIN-based prepaid card that provides access to a range of voice and Internet services at affordable rates. Pwede! Card is applicable to a host of fixed line and wireless services including local, domestic and international long distance calls, text messaging, payphones and prepaid Internet service.

In July 2006, PLDT launched Telepwede, a new brand of our prepaid fixed line service. Telepwede subscribers are charged Php2 per local call (for an unlimited duration) and Php5 per hour for Internet connection. Telepwede subscribers can reload for as low as Php145 per month, which is inclusive of a Php30 load balance that can be used for outgoing calls and a Php115 access charge for incoming calls.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2006, we implemented eight downward adjustments and three upward adjustments in our monthly local service rates, while there were six downward adjustments and three upward adjustments in 2005. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in 2006 was Php51.53 to US$1.00, compared to an average of Php55.21 to US$1.00 in 2005. This change in the average peso-to-dollar rate translated to a peso appreciation of 7%, which resulted in a net decrease of approximately 6% in our average monthly local service rates in 2006.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the years ended December 31 , 2006 and 2005:

	Years Ended December 31,
			Increase (Decrease)
	2006	2005	Amount	%

Total international long distance service revenues (in millions)	Php9,933	Php12,245	(Php2,312)	(19)
Inbound	8,378	10,203	(1,825)	(18)
Outbound	1,555	2,042	(487)	(24)

International call volumes (in million minutes, except call ratio)	2,177	2,266	(89)	(4)
Inbound	1,984	2,117	(133)	(6)
Outbound	193	149	44	30
Inbound-outbound call ratio	10.3:1	14.2:1	–	–

Our total international long distance service revenues decreased by Php2,312 million, or 19%, to Php9,933 million in 2006 from Php12,245 million in 2005, primarily due to the peso appreciation, a decrease in average termination rates for inbound calls and a decline in inbound call volumes largely as a result of alternative means of communications such as e-mailing, texting and Internet telephony. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 20% in 2006 from 25% in 2005.

Our revenues from inbound international long distance service decreased by Php1,825 million, or 18%, to Php8,378 million due to a decrease in inbound traffic volume by 133 million minutes to 1,984 million minutes in 2006 coupled with a decrease in average termination rates. In addition, the appreciation of the Philippine peso to the U.S. dollar with average rates of Php51.332 in 2006 and Php55.085 in 2005 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php487 million, or 24%, to Php1,555 million in 2006 primarily due to a decline in average revenue per minute as a result of a lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and Budget Card, and the peso appreciation in 2006, which more than offset the increase in outbound international call volumes in 2006.

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on the subscribers’ DSL plan.

To address the market’s demand for low-priced international calls, PLDT modified the Budget Card, a prepaid call card, offering a reduced IDD rate of Php5 per minute, as a promotional offer starting September 24, 2005, for calls to 89 overseas destinations including the United States, Canada, Japan and China. Beginning March 4, 2006, Budget Card has been further modified to Php3, Php5 and Php8 per minute calls, depending on the destination, and now has 100 overseas destinations. Budget Cards are sold in denominations of Php200 and Php100, which must be consumed within 30 days from first use.

National Long Distance Service

Our national long distance service revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier;

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and

•               fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
			Decrease
	2006	2005	Amount	%

Total national long distance service revenues (in millions)	Php6,921	Php7,233	(Php312)	(4)
National long distance call volumes (in million minutes)	2,251	2,348	(97)	(4)

Our national long distance service revenues decreased by Php312 million, or 4%, to Php6,921 million in 2006 from Php7,233 million in 2005, primarily due to a decrease in call volumes coupled with lower average revenue per minute in 2006 due to the change in mechanics in our Php10 per call promotion. In 2005, the Php10 per call promotion was open to all PLDT Group fixed line subscribers nationwide while in 2006, the Php10 per call service was made available only to registered PLDT subscribers for a monthly service fee. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues accounted for 14% and 15% in 2006 and 2005, respectively.

In February 2005, we launched a Php10 per call promotion to PLDT landline subscribers nationwide and for calls to PLDT, Smart and Talk ‘N Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate landline usage. Under the promotion, NDD calls between any PLDT landline subscribers nationwide or to all Smart and Talk 'N Text subscribers were charged Php10 per call instead of being charged on a per minute basis.

In January 2006, PLDT launched the 10-10-10 promotion where we charge a flat rate of Php10 for unlimited calls terminating from PLDT to PLDT and Smart and Talk ‘N Text subscribers for a Php50 monthly service fee.

PLDT limited the Php10 per call service for Smart and Talk ‘N Text to subscribers who registered on or before February 24, 2006. PLDT fixed line subscribers, however, can still register and avail themselves of the unlimited Php10 per call service for national long distance calls within the PLDT network.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband Internet-based data communications, and packet-based communication.

The following table shows information about our data and other network service revenues for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
			Increase
	2006	2005	Amount	%
(in millions)

Data and other network service revenues	Php13,725	Php10,399	Php3,326	32
Number of DSL broadband subscribers	133,159	88,811	44,348	50
Number of PLDT Vibe narrowband subscribers	297,250	266,703	30,547	11

In 2006, our data and other network services posted revenues of Php13,725 million, an increase of Php3,326 million, or 32%, from Php10,399 million in 2005, primarily due to increases in leased lines, IP-based and switched-based data services, particularly Diginet and DFON rental, PLDT DSL and PLDT Vibe services. The revenue contribution of this service segment to our fixed line service revenues increased to 28% in 2006 from 21% in 2005.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband Internet service is targeted for heavy individual Internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual Internet users. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted to enterprises and value-added service providers.

DSL contributed revenues of Php3,132 million in 2006, an increase of Php754 million, or 32%, from Php2,378 million in 2005, primarily due to an increase in the number of subscribers. DSL reached 133,159 subscribers as at December 31, 2006 compared with 88,811 subscribers in the same period in 2005. DSL offers a number of packages with speeds and monthly fees varying from
256 kbps at Php999 per month to up to 1 Mbps at Php3,000 per month.

PLDT Vibe revenues increased by Php106 million, or 38%, to Php387 million in 2006 from Php281 million in 2005, primarily due to an increase in subscribers. As at December 31, 2006, PLDT Vibe registered users totaled 297,250, of which 100,362 were exclusive postpaid users, 182,968 were exclusive prepaid users, and 13,920 were both postpaid and prepaid users. As at December 31 , 2005, PLDT Vibe registered users totaled 266,703, of which 97,016 were exclusive postpaid users, 149,973 were exclusive prepaid users, and 19,714 were both postpaid and prepaid users.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. Through Diginet, we also provide Smart’s increasing fiber optic and leased line data requirements, which are included under our national data services. Diginet revenues increased by Php2,335 million, or 53%, to Php6,771 million in 2006 as compared to Php4,436 in 2005 mainly due to Smart’s DFON rental of Php4,940 million and Php3,062 million in 2006 and 2005, respectively.

In June 2006, we introduced Shops.Work UnPlugged, or SWUP, to address the need of retailers and banks for real-time wireless data communication. SWUP is the first bundled solution in the Philippines that makes wireless cashier point-of-sale and wireless card terminals possible. Retailers will now be able to reach out to a bigger market in areas where physical connections are unavailable and expand the banking system with wireless automated teller machines.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In 2006, these revenues increased by Php365 million, or 29%, to Php1,632 million from Php1,267 million in 2005. The improvement was mainly due to an increase in rental income, primarily from co-location charges on account of an increase in the number of co-location sites, coupled with an increase in facility management fees. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in 2006 and 2005.

Non-service Revenues

Non-service revenues increased by Php38 million, or 93%, to Php79 million in 2006 from Php41 million in 2005 primarily due to proceeds from computer sales in relation to our DSL promotion.

Other Income

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In 2006, our fixed line business segment registered an increase in other income of Php4,720 million to Php5,006 million from Php286 million in 2005. Other income increased in 2006 largely due to the following: (1) a net reversal of a provision for onerous contract amounting to Php3,529 million related to the change in the Air Time Purchase Agreement with ACeS International Limited, or AIL (please see Note 23 – Provisions and Contingencies to the accompanying audited consolidated financial statements for further discussion); (2) gain on sale of fixed assets, other property and materials in the aggregate amount of Php658 million; and (3) gain relating to a refund from Manila Electric Company, or Meralco, of Php194 million recorded at fair value in 2006 (payable by Meralco over four years.)

Expenses

Expenses related to our fixed line business totaled Php48,535 million in 2006, a decrease of Php1,362 million, or 3%, as compared to Php49,897 million in 2005. The decrease was primarily due to lower provisions, financing costs and rent, partially offset by higher compensation and benefits and maintenance expense.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2006 and 2005 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%

(in millions)
Fixed line services:
Depreciation and amortization	Php20,406	42	Php20,251	41	Php155	1
Compensation and benefits(1)	10,298	21	8,541	17	1,757	21
Financing costs	7,271	15	8,581	17	(1,310)	(15)
Maintenance	3,553	7	3,309	7	244	7
Selling and promotions	1,736	4	1,567	3	169	11
Rent	1,579	3	1,712	3	(133)	(8)
Professional and other contracted services	1,082	2	1,023	2	59	6
Taxes and licenses	659	2	625	1	34	5
Communication, training and travel	507	1	447	1	60	13
Insurance and security services	498	1	628	1	(130)	(21)
Cost of sales	159	–	53	–	106	200
Provisions	92	–	2,297	5	(2,205)	(96)
Other expenses	695	2	863	2	(168)	(19)
Total	Php48,535	100	Php49,897	100	(Php1,362)	(3)

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php155 million, or 1%, to Php20,406 million due to the higher depreciation of our regular asset base from additional completed projects.

Compensation and benefits expenses increased by Php1,757 million, or 21%, to Php10,298 million, primarily due to the effect of collective bargaining agreement-related increases in salaries and benefits, and an increase in incentive plan-related accruals, partially offset by a reduction in the number of fixed line employees due to PLDT’s manpower rightsizing program. For further discussion on our long-term incentive plan, please see Note 21 – Employee Benefits to the accompanying audited consolidated financial statements.

Financing costs decreased by Php1,310 million, or 15%, to Php7,271 million largely due to lower interest on loans and related items owing to lower debt balances in 2006 as compared to 2005. This decreasing effect was partially offset by: (1) lower foreign exchange gains recorded in 2006 as a result of lower foreign currency debt levels; and (2) higher hedge costs. The breakdown of financing costs for our fixed line business for the years ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
			Change
	2006	2005	Amount	%

(in millions)
Interest on loans and related items	Php6,254	Php9,058	(Php2,804)	(31)
Hedge costs	1,446	1,234	212	17
Loss (gain) on derivative transactions – net	447	510	(63)	(12)
Accretion on financial liabilities – net	206	322	(116)	(36)
Financing charges	14	150	(136)	(91)
Capitalized interest	(301)	(419)	118	28
Foreign exchange gains – net	(354)	(1,889)	1,535	81
Interest income	(441)	(385)	(56)	(15)
	Php7,271	Php8,581	(Php1,310)	(15)

Maintenance expenses increased by Php244 million, or 7%, to Php3,553 million, primarily due to higher maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in 2006 as compared to 2005.

Selling and promotion expenses increased by Php169 million, or 11%, to Php1,736 million, primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, such as PLDT’s Pwede! campaign, coupled with higher public relations expense in 2006.

Rent expenses decreased by Php133 million, or 8%, to Php1,579 million due to lower office and building rentals, and a decrease in transponder lease charges, partially offset by an increase in international and domestic leased circuits charges.

Professional and other contracted services increased by Php59 million, or 6%, to Php1,082 million primarily due to higher contracted services and bill printing fees in 2006.

Taxes and licenses increased by Php34 million, or 5%, to Php659 million, mainly on account of higher business-related taxes incurred in 2006 as compared to 2005.

Communication, training and travel expenses increased by Php60 million, or 13%, to Php507 million due to an increase in local and foreign travel and training in 2006 as compared to 2005.

Insurance and security services decreased by Php130 million, or 21%, to Php498 million, primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance as well as lower security services due to a decrease in number of contracted security guards.

Cost of sales increased by Php106 million, or 200%, to Php159 million in 2006 due to the computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Provisions decreased by Php2,205 million, or 96%, to Php92 million primarily on account of an improvement in collection rates in 2006 compared to 2005 and the consequent reversal of provisions with the change in realizability of certain receivable accounts specifically identified and previously provided for. The breakdown of provisions for our fixed line business for the years ended December 31, 2006 and 2005 is as follows:

	Years Ended December 31,
			Decrease
	2006	2005	Amount	%

(in millions)
Doubtful accounts	Php45	Php1,944	(Php1,899)	(98)
Write-down of inventories to net realizable value	9	157	(148)	(94)
Onerous contracts and assessments	38	196	(158)	(81)
	Php92	Php2,297	(Php2,205)	(96)

Other expenses decreased by Php168 million, or 19%, to Php695 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Provision for Income Tax

Provision for income tax amounted to Php429 million in 2006 as compared to a benefit from income tax of Php676 million in 2005 primarily due to net movement in deferred tax assets owing to higher foreign exchange differentials realized in 2005.

Net Income

In 2006, our fixed line business segment contributed a net income of Php5,255 million, an increase of Php4,486 million, or 583%, as compared to Php769 million in 2005 mainly as a result of an increase in other income and a 3% decrease in fixed line-related expenses, particularly provisions and financing costs.

Information and Communications Technology

Revenues and Other Income

Our information and communications technology, or ICT, business is conducted by ePLDT and its subsidiaries.

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi Technologies, Inc., or SPi, and its direct and indirect Philippine and offshore subsidiaries. SPi is the second largest pure-play BPO service provider and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. On August 11, 2006, SPi acquired 100% of CyMed, Inc., a leading medical transcription company based in Richmond, Virginia.

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen ePLDT’s online gaming business in the Philippines.

For further discussion, see Note 2 – Summary of Accounting Policies and Practices – Basis of Preparation to the accompanying audited consolidated financial statements.

In 2006, our information and communications technology business generated revenues of Php7,220 million, an increase of Php3,782 million, or 110%, from Php3,438 million in 2005. This increase was largely due to the consolidation of SPi and Level Up! and the continued increase of our call center revenues. Going forward, we currently expect revenues from our call center and BPO businesses to continue to contribute significantly to our information and communications technology revenues in light of the growing demand for our call center and BPO services.

The following table summarizes revenues from our information and communications technology business for the years ended December 31 , 2006 and 2005 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%

(in millions)
Service Revenues
Call center	Php2,624	36	Php1,944	57	Php680	35
BPO	2,580	36	–	–	2,580	100
Internet and gaming	796	11	556	16	240	43
Vitroä data center	428	6	376	11	52	14
Others	115	1	77	2	38	49
	6,543	90	2,953	86	3,590	122
Non-service Revenues
Point Product Sales	553	8	351	10	202	58

Other Income	124	2	127	4	(3)	(2)

Equity in net income of associates	–	–	7	–	(7)	(100)

Total ICT Revenues and Other Income	Php7,220	100	Php3,438	100	Php3,782	110

Service Revenues

Service revenues generated by our information and communications technology segment amounted to Php6,543 million in 2006, an increase of Php3,590 million, or 122%, as compared to Php2,953 million in 2005 primarily as a result of the consolidation of SPi and Level Up! and the continued growth of our call center business.

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. ePLDT has established one umbrella brand name, ePLDT Ventus, for all of its call center businesses, including Vocativ and Parlance. Ventus provides offshore contact center outsourcing solutions specializing in inbound customer care. Vocativ provides customer and technical support to its clients in the Philippines, United States and the United Kingdom, while Parlance provides exclusive customer support and billing requirements to one of the largest direct-to-home satellite television providers in the United States. In total, we own and operate approximately 5,600 seats with 5,130 customer service representatives, or CSRs, as at December 31, 2006 compared to approximately 3,350 seats with 3,625 CSRs as at December 31, 2005. In 2006, ePLDT Ventus launched two new sites bringing our total call center site count to seven as at December 31, 2006.

Call center revenues consist of:

•               inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents;

•               outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and

•               service income for e-mail handling, web chat, web co-browsing, data entry and BPO based on transaction volume.

Revenues related to our call center business increased by Php680 million, or 35%, to Php2,624 million in 2006 from Php1,944 million in 2005 primarily due to the combined effects of the following:

•               an increase in programs being handled by Vocativ from 2005 brought about by the acquisition of additional clients in 2006, as Ventus entered into an alliance with one of India’s leading BPO companies to serve their voice requirements;

•               an increase in the number of registered minutes for Parlance’s inbound projects and hours for outbound projects;

•               an increased call volume handled by Ventus due to the expansion of our domestic call center group, which currently serves internal (Smart) and external (credit card companies) clients;

•               the expansion of Vocativ’s existing Taguig facility by 530 seats from approximately 1,190 seats in 2005 to approximately 1,720 seats in 2006;

•               the expansion of Ventus’ existing Iloilo facility by 130 seats from approximately 370 seats in 2005 to approximately 500 seats in 2006;

•               the expansion of Ventus’ back-up/overflow Makati facility by 220 seats from approximately 80 seats in 2005 to approximately 300 seats in 2006, which provided capacity for seasonal requirements of Iloilo-based programs;

•               the commencement of operations at the 820-seat Ventus Pasig call center in August 2006; and

•               the commencement of operations at the 780-seat Parlance Libertad call center in September 2006.

Call center revenues accounted for 40% and 66% of total information and communications technology service revenues in 2006 and 2005, respectively.

Business process outsourcing

BPO revenues consist of:

•              editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry;

•              digital content conversion services to information incentive organizations such as online and traditional publishers, libraries, educational institutions, Global 1,000 corporations and government agencies worldwide;

•              pre-press project management services to book publishers;

•              litigation support services which involve conventional coding and electronic discovery support services for international law firms, corporate counsels and government agencies; and

•              conversion services of medical record/data from handwritten or speech format to electronic format.

We provide our BPO services primarily through SPi and its subsidiaries, which we acquired on July 11, 2006. In 2006, BPO contributed revenues of Php2,580 million, primarily from SPi services, and accounted for 39% of service revenues of our information and communications technology business in 2006.

Internet and gaming

ePLDT has also invested in a number of other e-commerce and Internet-related businesses, which include:

•               a 99.6% interest in Infocom, an Internet service provider offering consumer prepaid and postpaid Internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband Internet access through DSL, web consulting and development, hosting and other value-added services. In addition, Infocom, through its Customer Service Outsourcing Group, handles PLDT group’s nationwide technical helpdesk operations;

•               a 75% interest in Digital Paradise, an Internet café business with the brand Netopia;

•               a 60% interest in netGames, a publisher for Massively Multi-player Online Games in the Philippines and the Philippine licensee of Khan Online, Pangya and Flyff, and the owner of Juanworld, a community gaming portal;

•               a 60% interest in Level Up!, a leading publisher of online games in the Philippines with approximately 80% of the online gaming market. Level Up! was acquired on
May 1, 2006;

•               a 51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless Internet access in hotspots equipped with WiFi access points; and

•               a 51% interest in Digital Paradise Thailand, an affiliate of Digital Paradise, offering similar products and services with four branches in Bangkok, Thailand.

Internet service revenues consist of:

•               revenues derived from actual usage of the Internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic Internet time loads, net of discounts given to dealers;

•               monthly service fees from postpaid corporate and consumer subscribers including:
(1) charges for Internet usage in excess of allocated free plan Internet hours; (2) one-time installation and activation fees; and (3) fees for value added services including
e-mail and web hosting services;

•               one-time fees generated from the reselling of Internet-related solutions such as security solutions and domain registration;

•               franchise and royalty fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions in the franchise agreement;

•               revenues from community access of computers and desktop publishing based on actual usage, net of discounts given to users; and

•               online gaming revenues from unique subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our Internet businesses increased by Php240 million, or 43%, to Php796 million in 2006 from Php556 million in 2005 primarily due to the consolidation of Airborne Access and Level Up! in October 2005 and May 2006, respectively, which resulted in additional revenues of Php13 million and Php139 million, respectively. Our Internet business revenues accounted for 12% and 19% of service revenues of our information and communications technology business in 2006 and 2005, respectively.

Vitroä data center

ePLDT operates an Internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

Vitroä revenues consist of:

•               monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value-added services; and

•               installation charges or one-time fees associated with the set-up of services and professional services of Vitro’s certified professionals.

In 2006, Vitroä contributed revenues of Php428 million, an increase of Php52 million, or 14%, from Php376 million in 2005, primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 7% and 13% of service revenues of our information and communications technology business in 2006 and 2005, respectively.

Others

Other revenues consist of:

•               fees generated from the issuance of digital certificates and licenses; and

•               revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment increased by Php38 million, or 49%, to Php115 million in 2006 from Php77 million in 2005, largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 9 – Investments in Associates to the accompanying audited consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2006, non-service revenues generated by our information and communications technology business increased by Php202 million, or 58%, to Php553 million as compared to Php351 million in 2005, primarily due to higher revenues from sales of networking equipment and software licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business decreased to Php124 million in 2006 from Php127 million in 2005 primarily due to Infocom’s sale of its NOW cable Internet business in 2005; no similar transaction was recorded in 2006.

Equity Share in Net Income of Associates

ePLDT’s equity share in net income of associates amounted to Php7 million in 2005 due to ePLDT’s share in the earnings of its unconsolidated subsidiary, ePDS, Inc.

Expenses

Expenses associated with our information and communications technology business totaled Php7,569 million in 2006, an increase of Php4,189 million, or 124%, from Php3,380 million in 2005 primarily due to the consolidation of SPi and Level Up! resulting in an increase in compensation and benefits, and professional and other contracted services. We currently expect these expenses to be significantly higher going forward as a result of the full year consolidation of SPi and Level Up!. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were 105% and 98% for 2006 and 2005, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31 , 2006 and 2005 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2006	%	2005	%	Amount	%

(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php3,033	40	Php1,351	40	Php1,682	125
Professional and other contracted services	888	12	82	2	806	983
Depreciation and amortization	712	9	415	12	297	72
Cost of sales	476	6	300	9	176	59
Rent	462	6	362	11	100	28
Asset impairment	427	6	26	1	401	1,542
Maintenance	373	5	283	8	90	32
Selling and promotions	350	5	120	4	230	192
Communication, training and travel	276	4	98	3	178	182
Amortization of intangible assets	136	2	–	–	136	100
Equity share in net losses of associates	74	1	–	–	74	100
Financing costs	73	1	39	1	34	87
Taxes and licenses	71	1	36	1	35	97
Provisions	64	1	54	2	10	19
Insurance and security services	34	–	14	–	20	143
Other expenses	120	1	200	6	(80)	(40)
Total	Php7,569	100	Php3,380	100	Php4,189	124

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php1,682 million, or 125%, to Php3,033 million largely due to the increased number of employees and corresponding salaries and employee benefits resulting from the expansion of our call center businesses and the consolidation of SPi and Level Up! in 2006. ePLDT’s employee headcount increased by 9,558, or 208% to 14,150 in 2006 from 4,592 in 2005.

Professional and other contracted services increased by Php806 million to Php888 million primarily due to services sub-contracted by SPi from third parties related to its BPO services.

Depreciation and amortization charges increased by Php297 million, or 72%, to Php712 million primarily due to an increase in the depreciable asset base in relation to the expansion of our call center businesses and the consolidation of SPi in July 2006.

Cost of sales increased by Php176 million, or 59%, to Php476 million primarily due to an increase in the cost of point products sold in 2006.

Rent expenses increased by Php100 million, or 28%, to Php462 million primarily due to the opening of two additional call center sites in 2006 which led to increased rental of leased circuits.

Asset impairment increased by Php401 million to Php427 million primarily due to the impairment of ePLDT’s notes receivable from Technology Support Services, Inc. Please see Note 12 – Notes Receivable to the accompanying audited consolidated financial statements for further discussion.

Maintenance expenses increased by Php90 million, or 32%, to Php373 million primarily due to higher hosting-related costs incurred in 2006 as compared to 2005 partially offset by Vitro’s lower hardware and server maintenance costs.

Selling and promotion expenses increased by Php230 million, or 192%, to Php350 million mainly due to higher advertising and marketing spending of netGames and Level Up!.

Communication, training and travel expenses increased by Php178 million, or 182%, to Php276 million, primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in foreign and local travel costs incurred by our call center and BPO businesses.

An amortization of intangible assets amounting to Php136 million was recognized in 2006 in relation to the acquisition of SPi and Level Up!. See Note 11 – Goodwill and Intangible Assets to the accompanying audited consolidated financial statements for further discussion.

ePLDT’s equity share in net losses of associates amounted to Php74 million in 2006, primarily due to ePLDT’s share in net losses of its SPi’s associate.

Financing costs increased by Php34 million, or 87%, to Php73 million, primarily due to the consolidation of SPi in July 2006.

Taxes and licenses increased by Php35 million, or 97%, to Php71 million due to higher business-related taxes accrued and paid in 2006 as compared to 2005.

Provisions increased by Php10 million, or 19%, to Php64 million mainly due to anticipated uncollectible accounts specifically identified in 2006.

Insurance and security services increased by Php20 million, or 143%, to Php34 million, primarily due to higher premium costs and an increase in the value of assets insured in 2006 as compared to 2005.

Other expenses decreased by Php80 million, or 40%, to Php120 million mainly due to lower business-related costs as part of our cost-cutting measures.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php38 million in 2006 primarily due to the recognition of deferred tax assets pertaining to accrued pension cost, net operating loss carry-over and allowance for doubtful accounts, as compared to a provision for income tax of Php12 million in 2005.

Net Income

In 2006, our information and communications technology business segment registered a net loss of Php311 million as against a net income of Php46 million in 2005 mainly as a result of a 124% increase in ICT-related expenses and the recent opening of two call centers, partly offset by the increase in ICT revenues mainly from our call center business and the consolidation of SPi.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2006 and 2005 as well as consolidated capitalization and other selected financial data as at December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005

(in millions)
Cash Flows
Net cash provided by operating activities	Php70,186	Php76,213
Net cash used in investing activities	36,126	11,694
Capital expenditures	21,111	14,990
Net cash used in financing activities	45,722	60,794
Net increase (decrease) in cash and cash equivalents	(12,306)	2,738

	December 31,
	2006	2005
(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php63,771	Php84,860
Obligations under capital lease	106	344
Preferred stock subject to mandatory redemption	1,369	11,974
	65,246	97,178

Current portion of interest-bearing financial liabilities:
Notes payable	205	–
Long-term debt maturing within one year	16,183	18,684
Obligations under capital lease maturing within one year	924	754
	17,312	19,438
Total interest-bearing financial liabilities	82,558	116,616
Total equity	104,313	74,369
	Php186,871	Php190,985

Other Financial Data
Total assets	Php244,883	Php250,197
Property, plant and equipment - net	164,693	176,974
Cash and cash equivalents	17,753	30,059

As at December 31 , 2006, our consolidated cash and cash equivalents totaled Php17,753 million. Principal sources of consolidated cash and cash equivalents in 2006 were cash flows from operating activities amounting to Php70,186 million and drawings from Smart’s and ePLDT’s debt facilities aggregating Php9,724 million. These funds were used principally for capital outlays of Php21,111 million, total debt principal payments of Php30,259 million and investments of Php11,187 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php6,027 million, or 8%, to Php70,186 million in 2006, from Php76,213 million in 2005.

A significant portion of our cash flow is generated by our wireless business, which contributed approximately 58% and 59% of our service revenues in 2006 and 2005, respectively. Revenues from our fixed line and information and communications technology services accounted for 37% and 5%, respectively, of our service revenues in 2006 compared to 39% and 2%, respectively, in 2005.

Cash flows from operating activities of our wireless business amounted to Php38,053 million in 2006, a decrease of Php8,493 million, or 18%, compared to Php46,546 million in 2005. However, cash flows from operating activities of our fixed line business increased to Php29,720 million in 2006, compared to Php28,864 million in 2005. The overall decrease in our cash flows from operating activities was primarily due to an increase in working capital requirements with the settlement of various current liabilities partially offset by higher collections of accounts receivable. Our wireless business segment accounted for 54% of our cash flows from operating activities while our fixed line segment accounted for 42% in 2006. We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as at December 31, 2006.

Until April 2006, Smart was subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. Smart was able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in March 2006, 2005, 2004, 2003 and 2002 aggregating Php7,000 million, Php19,717 million, Php16,100 million, Php6,166 million and Php1,540 million, respectively. In 2005, Smart redeemed 380.8 million preferred shares previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to Php5,283 million.

Payments made by Smart to PLDT after April 2006 did not require prior creditor consent as all loan facilities that contain such restrictions have already been repaid. In March 2007, June 2006 and September 2006, dividend payments received from Smart amounted to Php8,000 million, Php7,000 million and Php6,600 million, respectively. In addition, Smart redeemed 392 million preferred shares at a total redemption price of Php5,441 million in June 2006.

Investing Activities

Net cash used in investing activities amounted to Php36,126 million in 2006, an increase of Php24,432 million, or 209%, compared to Php11,694 million in 2005. This was primarily a result of: (1) an increase in capital expenditures by Php6,121 million; (2) payments for purchase of investments by Php10,939 million in relation to the purchase of the following in 2006: (a) a 100% equity interest in SPi and CyMed aggregating Php8,847 million; (b) the final settlement of the acquisition of Smart Broadband of Php1,201 million; (c) the purchase of a 60% equity interest in Level Up! of Php347 million; (d) the acquisition of approximately 25.5% equity interest in Philweb for Php637 million; and (e) the acquisition of the remaining 20% equity in Wolfpac for Php30 million; and (3) the increase in short-term investments by Php6,710 million in 2006 as compared to a decrease in 2005 mainly due to Smart’s increased investment in money market placements with over 90 days maturity in 2006 compared to the maturity of Smart’s prepaid forward exchange contracts in 2005.

Our consolidated capital expenditures in 2006 totaled Php21,111 million, an increase of Php6,121 million, or 41%, from Php14,990 million in 2005 primarily due to PLDT’s, Smart’s and ePLDT’s higher capital spending. Smart's capital spending of Php10,545 million in 2006 was used primarily to rollout its 3G network, further upgrade its core and transmission network facilities and expand its wireless broadband facilities, to increase capacity and coverage in respect of basic and advanced wireless services. PLDT's capital spending of Php8,902 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php1,530 million was primarily used to fund its continued call center expansion. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in 2005 amounted to Php14,990 million, of which Php8,786 million, Php5,500 million and Php620 million were attributable to Smart, PLDT and ePLDT, respectively.

Financing Activities

On a consolidated basis, we used net cash of Php45,722 million for financing activities, net of loan drawings by Smart, in 2006, a decrease of Php15,072 million, or 25%, compared to Php60,794 million in 2005. The net cash used in financing activities in 2006 was mainly utilized for debt repayments and interest payments by PLDT and Piltel in line with their ongoing debt reduction programs, and dividend payments distributed by PLDT to its common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in 2006 totaled Php9,724 million mainly from Smart's drawings related to the financing of its Phases 8 and 9 GSM facilities. Payments in respect of principal and interest of our total debt amounted to Php30,259 million and Php7,498 million, respectively, in 2006, of which Php16,593 million and Php6,123 million were attributable to PLDT, respectively.

The following table shows our long-term debt, including current portion, as at December 31, 2006 and 2005:

	December 31,		Increase (Decrease)
	2006	2005	Amount	%
(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans	Php14,981	Php23,126	(Php8,145)	(35)
Fixed Rate Notes	40,972	52,354	(11,382)	(22)
Term Loans	18,611	14,288	4,323	30
Restructured Loans	–	4,767	(4,767)	(100)
Satellite Acquisition Loans	2,083	3,040	(957)	(31)
	76,647	97,575	(20,928)	(21)
Japanese Yen Debt:
JBIC’s Overseas Investment Loan	–	3,139	(3,139)	(100)
Export Credit Agency-Supported Loan	–	709	(709)	(100)
	–	3,848	(3,848)	(100)
Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	808	1,576	(768)	(49)
Term Loans	2,499	166	2,333	1,405
Restructured Loans	–	379	(379)	(100)
	3,307	2,121	1,186	56
	Php79,954	Php103,544	(Php23,590)	(23)

For a complete discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

Our long-term debt decreased by Php23,590 million, or 23%, to Php79,954 million as at December 31, 2006, largely due to debt amortizations and prepayments in line with PLDT’s efforts to reduce its overall debt level, and also due to the appreciation of the peso. PLDT’s debt was reduced by 29% to Php52,443 million by December 31 , 2006. In addition, the debt levels of Smart, Mabuhay and ePLDT decreased by 6%, 31% and 65%, respectively, to Php25,371 million, Php2,083 million and Php57 million, respectively, as at December 31, 2006 due to amortizations and prepayments during 2006.

On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. As at December 31, 2006, this facility remained undrawn. Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements for a detailed discussion of our long-term debt.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2006 are as follows:

Year	US$ Loans		Peso Loans	Total

2007	US$327	Php16,032	Php289	Php16,321
2008	147	7,211	555	7,766
2009	294	14,429	556	14,985
2010	71	3,471	1,366	4,837
2011	15	728	555	1,283
2012 and onwards	830	40,715	–	40,715
	US$1,684	Php82,586	Php3,321	Php85,907

Approximately Php45,192 million principal amount of our consolidated outstanding long-term debt as at December 31 , 2006 is scheduled to mature over the period from 2007 to 2011. Of this amount, Php26,009 million was attributable to PLDT, Php17,043 million to Smart and the remainder to Mabuhay Satellite, Maratel and ePLDT.

On June 5, 2006, Piltel made a partial voluntary prepayment of principal under its Peso bank facility, U.S. Dollar bank facility, various Trade Creditor facilities and Notes Indenture. The voluntary prepayment was made in lieu of depositing Excess Cash Flow from the operations of Piltel’s business into a Sinking Fund Account. The aggregate voluntary prepayment amount was Php9,325 million (Php6,393 to Smart and Php2,932 million to third party creditors) or US$176 million (US$121 million to Smart and US$55 million to third party creditors,) which was applied proportionally to the various debt facilities as set out in the Intercreditor Agreement dated June 4, 2001 (the “Intercreditor Agreement.”)

On December 4, 2006, Piltel prepaid the outstanding balance of its principal debt under its Peso bank facility, U.S. Dollar bank facility, Peso Term Note facility, various Trade Creditor Facilities and Notes Indenture in the aggregate amount of Php11,631 million (Php8,061 million to Smart and Php3,570 million to third party creditors) or US$233 million (US$161 million to Smart and US$72 million to third party creditors.) Piltel obtained approval from the Bangko Sentral ng Pilipinas to source dollar payment from authorized agent banks. Please see Note 17 – Interest-bearing financial liabilities to the accompanying audited consolidated financial statements for further discussion.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

As a result of our improving cash flows and reduced debt levels, we restored the payment of dividends in May 2005 and currently intend to gradually increase our dividend payout ratio in succeeding years as we improve our leverage ratios. For 2006, our dividend payout ratio was 60% which we currently intend to increase to 70% in 2007.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Moody’s Investor Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Stable
	Local Currency Corporate Family Rating	Baa3	Positive

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB-	Positive
	National Long-term Rating	AAA(ph1)	Stable

On November 3, 2006, Moody’s affirmed PLDT’s Ba2 senior unsecured foreign currency rating and changed its outlook to stable from negative. The rating action was prompted by the change in outlook on the Philippines Ba3 country ceiling for foreign currency bonds to stable from negative. On July 18, 2006, Moody’s upgraded PLDT’s local currency corporate family rating from Ba1 to Baa3 with a positive outlook.

On August 18, 2006, Fitch upgraded PLDT’s long-term foreign currency IDR to “BB+” from “BB” with a stable outlook, at the same time upgrading PLDT’s global bonds and senior notes to “BB+” from “BB” and affirmed PLDT’s long-term local currency IDR of “BBB-” with a positive outlook. Following the licensing of Fitch to provide National ratings in the Philippines, Fitch assigned PLDT a National long-term rating of “AAA(ph1)” with a stable outlook. The ratings action follows Fitch’s announcement that it has upgraded the Country Ceiling on the Republic of the Philippines to “BB+” from “BB.”

On August 30, 2006, Standard & Poor’s Ratings Services affirmed its ‘BB+’ foreign currency rating on PLDT with stable outlook. At the same time, the rating on PLDT’s Series III Preferred Stock has been withdrawn as the preferred stock have been fully converted into common equity.

Equity Financing

PLDT raised Php62 million and Php275 million from the exercise by certain officers and executives of stock options in 2006 and 2005, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php4 million and Php10 million in 2006 and 2005, respectively.

Cash dividend payments in 2006 amounted to Php14,897 million, of which Php14,447 million and Php450 million were paid to common and preferred shareholders, respectively, compared to Php10,972 million, of which Php9,587 million and Php1,385 million were paid to common and preferred shareholders, respectively, in 2005.

The following table sets forth dividend payments on shares of PLDT’s common stock for 2006 and 2005:

	Date			Amount
Class	Declaration	Record	Paid	Per Share	Total

Common Stock	March 1, 2005	March 31, 2005	May 12, 2005	Php14.00	Php2,384
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,598
	November 8, 2005	November 28, 2005	December 28, 2005	21.00	3,642
	February 27, 2006	March 20, 2006	April 20, 2006	28.00	5,059
	August 8, 2006	August 21, 2006	September 21, 2006	50.00	9,346
	March 6, 2007	March 20, 2007	April 20, 2007	50.00	9,428

As at December 31, 2006, there were 188.4 million PLDT common shares outstanding compared to 180.8 million common shares outstanding as at December 31, 2005.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at December 31, 2006:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(Audited)
(in millions)
Long-term debt (1)	Php85,907	Php16,321	Php22,751	Php6,120	Php40,715
Long-term lease obligations:
Operating lease	3,420	571	1,158	823	868
Capital lease	1,572	1,523	48	1	–
Unconditional purchase obligations(2)	834	25	49	172	588
Other long-term obligations	1,629	–	1,629	–	–
Total contractual obligations	Php93,362	Php18,440	Php25,635	Php7,116	Php42,171

___________

(1)     Before deducting unamortized debt discount and debt issuance costs.

(2)     Based on the amended Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php6 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31 , 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php10 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipments. In particular, Smart has lease obligations amounting to Php3,053 million as at December 31, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php100 million as at December 31, 2006, ePLDT has lease obligations aggregating Php238 million as at December 31, 2006 in respect of certain office space rentals and PLDT Global has lease obligations aggregating Php13 million as at December 31, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 20 – Related Party Transactions to the accompanying audited consolidated financial statements, PLDT is a party to a Founder National Service Provider, or NSP, Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Under the Standstill Agreement, payments made to AIL under the Air Time Purchase Agreement were based on billings of actual usage pending final agreement on the terms of the proposed amendment to the Air Time Purchase Agreement.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default.

The Air Time Purchase Agreement provides that the NSPs obligations to make minimum or supplemental air time purchase payments remain in effect until all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, the latest of which was on December 30, 1998 under the Amended and Restated Credit Agreement signed with the Banks; and (2) amounts owing to Martin Marietta Overseas Corporation under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

On September 1, 2006, AIL, PT Asia Cellular Satellite and Inmarsat reached an agreement to pool their resources to develop product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to nearly every part of the world through the services it offers to end users through its established chain of distribution partners and satellite communications service providers.

PLDT likewise signed a Gateway Services Agreement with Inmarsat, whereby PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite signed a Term Sheet, or Banks Term Sheet, with a majority of the banks which will be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended and Restated Credit Agreement with AIL’s bank creditors.

Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Founder NSP Air Time Purchase Agreement and to re-denominate AIL debt into non-interest bearing subordinated convertible bonds maturing in 2015; to amortize a senior term loan with a final maturity on August 1, 2013 and a junior term loan with payments on August 1, 2014 and 2015.

Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to repay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, PLDT (through ACeS Philippines) signed an agreement to purchase LMGT Holdings (ACeS), Inc., or LMGT, and Martin Marietta Overseas Corporation’s, or MMOC, 50% equity and debt interest in AIL, for US$750,000 in accordance with a notice of proposed transfer issued by LMGT dated December 22, 2006 pursuant to a right of first refusal under the AIL Shareholders’ Agreement.

As at December 31, 2006, PLDT’s aggregate remaining minimum obligation under the amended Air Time Purchase Agreement was approximately Php834 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively.

As at December 31, 2006, 2,675,393 shares of Series V Convertible Preferred Stock and 4,419,916 shares of Series VI Convertible Preferred Stock and all 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at December 31, 2006, 46,047 shares of Series V and 875,188 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2006 was Php1,629 million, which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks would be mandatorily converted and all the underlying shares of common stock would be put to PLDT at that time. The market value of the underlying shares of common stock was Php2,349 million, based on the market price of PLDT common shares of Php2,550.00 per share as at December 31, 2006.

Please refer to Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements for further discussion.

Commercial Commitments

As at December 31 , 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,546 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations and equity issues and sales of certain assets.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we currently intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk Management

As at December 31 , 2006, the Philippine peso had appreciated by 8% against the U.S. dollar to Php49.045 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As at December 31, 2005, likewise, the peso appreciated by 6% to Php53.062 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. The revaluation of our foreign-currency denominated assets and liabilities is recognized as foreign exchange gains or losses as at the balance sheet date. Since substantially all of our indebtedness is denominated in U.S. dollars, the appreciation or depreciation of the Philippine peso results in the recognition of foreign exchange gains or losses. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt and hedges we carry. As at December 31, 2006, consolidated foreign currency denominated debt amounted to Php76,647 million, a reduction from Php101,423 million as at December 31, 2005. As such, we recognized foreign exchange gains of Php2,008 million and Php4,906 million in 2006 and 2005, respectively.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2006, approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase both the principal amount of our unhedged foreign currency-denominated debts (representing 43% of our consolidated debts, or 31% net of our U.S. dollar cash balances as at December 31, 2006), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign currency risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted for as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period. As at December 31, 2006, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$202 million; US$550 million; and US$174 million, respectively. Smart had no outstanding forward foreign exchange contracts as at December 31, 2006.

For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying audited consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As at December 31, 2006, PLDT’s outstanding interest rate swap contracts amounted to US$63 million. For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying audited consolidated financial statements.

We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2006 was 6.2%, compared to 7.6% in 2005.

OTHER INFORMATION

Smart’s Fixed Rate Corporate Notes Issue

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, made up of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A were priced at 5.625%, while Series B were priced at 6.500%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network improvement and expansion.

Related Party Transactions

Cooperation Agreement with First Pacific and certain affiliates, or FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications Corporation, or NTT Communications, of approximately 12.6 million shares of PLDT’s common stock to NTT DoCoMo, Inc, or DoCoMo, pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Key provisions of the Cooperation Agreement pertain to, among other things, restrictions on the ownership of shares of PLDT by NTT Communications and DoCoMo, competition, business cooperation, additional rights of DoCoMo, change in control and termination. See Note 20 – Related Party Transactions to the accompanying audited consolidated financial statements for further details.

Integrated i-mode Services Package Agreement between DoCoMo and Smart – An Integrated i-mode Service Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode service package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. The initial license fee paid as at December 31, 2006 amounted to Php53 million.

Advisory Services Agreement between DoCoMo and PLDT –– An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement between PLDT and DoCoMo. Pursuant to the agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto. The initial license fee paid as at December 31, 2006 amounted to Php12 million. Outstanding liability under this agreement amounted to Php32 million as at December 31, 2006.

Other Agreements with NTT Communications and/or its Affiliates — Under certain agreements,
(1) NTT Communications provides advisory services for various business areas of PLDT; (2) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (3) PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services. Total fees under these agreements totaled Php184 million and Php256 million for the years ended December 31, 2006 and 2005, respectively. PLDT’s outstanding obligations under these agreements amounted to Php18 million and Php23 million as at December 31, 2006 and 2005, respectively.

Agreements between Smart and Asia Link B.V., or ALBV — Under certain agreements, ALBV undertakes to provide technical support services and assistance in the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php591 million and Php567 million for the years ended December 31, 2006 and 2005, respectively. Outstanding obligations of Smart under these agreements amounted to Php128 million and Php194 million as at December 31, 2006 and 2005, respectively. ALBV is a subsidiary of the First Pacific Group.

Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under these agreements amounted to Php360 million and Php468 million for the years ended December 31, 2006 and 2005, respectively. Two directors of PLDT have a direct/indirect interest in or serve as a director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 20 –Related Party Transactions to the accompanying audited consolidated financial statements.

INDEPENDENT AUDITORS’ REPORT

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

Ramon Cojuangco Building

Makati Avenue, Makati City, Philippines

We have audited the accompanying financial statements of Philippine Long Distance Telephone Company and Subsidiaries, which comprise the consolidated balance sheets as at December 31, 2006 and 2005, and the consolidated statements of income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2006, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries as of December 31, 2006 and 2005, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

/s/ Betty C. Siy-Yap

BETTY C. SIY-YAP

Partner

CPA Certificate No. 57794

SEC Accreditation No. 0098-A

Tax Identification No. 102-100-627

PTR No. 4181272, January 2, 2006, Makati City

March 6, 2007

Exhibit 1.3

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2006 AND 2005

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

AND

REPORT OF INDEPENDENT AUDITORS

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

(in million pesos, except par value and share amounts)

	2006	2005
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 2, 3, 8 and 17)	164,693	176,974
Investments in associates (Notes 2, 9 and 17)	651	15
Investments-available-for-sale (Notes 2 and 24)	116	109
Investment properties (Notes 2, 3 and 10)	587	701
Goodwill and intangible assets (Notes 2, 3 and 11)	12,999	3,049
Deferred income tax assets (Notes 2 and 6)	19,658	15,457
Derivative assets (Notes 2 and 24)	434	2,648
Notes receivable (Notes 2, 12 and 24)	–	346
Prepayments - net of current portion	843	1,062
Advances and refundable deposits - net of current portion (Notes 2 and 20)	1,935	1,141
Total Noncurrent Assets	201,916	201,502
Current Assets
Cash and cash equivalents (Notes 2, 13 and 24)	17,753	30,059
Short-term investments (Notes 2 and 24)	8,327	2,750
Trade and other receivables (Notes 2, 3, 14 and 24)	9,938	7,856
Inventories and supplies (Notes 2 and 15)	1,230	1,548
Derivative assets (Notes 2 and 24)	47	37
Current portion of prepayments	5,519	5,001
Current portion of advances and refundable deposits (Notes 2 and 20)	153	1,444
Total Current Assets	42,967	48,695
	244,883	250,197

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of PLDT (Notes 2, 7 and 16)
Preferred stock, Php10 par value, authorized-822,500,000 shares; issued and outstanding-442,375,057 shares as at December 31, 2006 and 443,343,035 shares as at December 31, 2005	4,424	4,433
Common stock, Php5 par value, authorized-234,000,000 shares; issued and outstanding-188,434,695 shares as at December 31, 2006 and 180,789,003 shares as at December 31, 2005	942	904
Stock options issued (Note 21)	40	67
Equity portion of convertible preferred stock (Note 17)	9	49
Capital in excess of par value	66,574	53,918
Retained earnings (Note 7)	32,784	12,583
Cumulative translation adjustments (Note 24)	(2,018)	1,253
Total Equity Attributable to Equity Holders of PLDT	102,755	73,207
Minority interest	1,558	1,162
Total Equity	104,313	74,369

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2006 and 2005

(in million pesos, except par value and share amounts)

	2006	2005
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 17, 22 and 24)	65,246	97,178
Deferred income tax liabilities (Notes 2 and 6)	478	49
Derivative liabilities (Notes 2 and 24)	6,872	5,777
Provisions for onerous contracts and assessments - net of current portion (Notes 20, 22 and 23)	–	3,966
Pension and other employee benefits (Notes 2, 3 and 21)	2,982	4,252
Customers’ deposits	2,204	2,215
Other noncurrent liabilities (Notes 2, 3, 8, 14 and 18)	7,581	7,600
Total Noncurrent Liabilities	85,363	121,037
Current Liabilities
Accounts payable (Notes 2 and 24)	11,684	15,966
Accrued expenses and other current liabilities (Notes 2, 3, 17, 19 and 20)	19,157	13,306
Unearned revenues (Note 2)	3,274	2,656
Derivative liabilities (Notes 2 and 24)	108	192
Current portion of provisions for onerous contracts and assessments (Notes 20, 22 and 23)	446	408
Current portion of interest-bearing financial liabilities (Notes 2, 8, 17, 22 and 24)	17,312	19,438
Dividends payable (Notes 2, 7, 17 and 24)	788	746
Income tax payable (Notes 2 and 6)	2,438	2,079
Total Current Liabilities	55,207	54,791
	244,883	250,197

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

(in million pesos, except per share amounts)

	2006	2005	2004
INCOME
Service revenues	125,140	121,062	115,206
Non-service revenues (Note 5)	2,967	3,312	6,269
Equity share in net income of associates	–	7	–
Other income (Notes 4 and 5)	5,736	1,663	4,729
	133,843	126,044	126,204
EXPENSES
Depreciation and amortization (Notes 4 and 8)	31,870	30,822	21,405
Compensation and benefits (Notes 5 and 21)	18,371	14,136	12,025
Financing costs (Notes 5, 8, 17 and 24)	9,044	9,133	19,264
Maintenance (Note 20)	6,891	6,705	5,671
Cost of sales (Notes 5, 20 and 22)	5,522	6,501	11,352
Selling and promotions	5,067	5,093	5,478
Professional and other contracted services (Notes 5 and 20)	3,298	2,464	2,228
Rent (Note 22)	2,275	2,086	1,907
Asset impairment (Notes 3, 5, 8, 9 and 11)	1,818	26	1,412
Taxes and licenses (Note 23)	1,748	2,205	1,997
Communication, training and travel	1,481	1,465	1,310
Insurance and security services (Note 20)	1,254	1,523	1,644
Provisions (Notes 3, 5, 14, 15, 20, 22 and 23)	985	2,926	4,851
Amortization of intangible assets (Note 11)	448	244	155
Equity in net losses of associates	74	–	74
Other expenses (Note 20)	1,508	2,100	2,499
	91,654	87,429	93,272
INCOME BEFORE INCOME TAX	42,189	38,615	32,932
PROVISION FOR INCOME TAX (Notes 2 and 6)	6,869	4,136	4,973
NET INCOME FOR THE YEAR	35,320	34,479	27,959
ATTRIBUTABLE TO:
Equity holders of PLDT	35,116	34,112	28,031
Minority interest	204	367	(72)
	35,320	34,479	27,959
Earnings Per Common Share (Note 7)
Basic	187.91	189.96	156.14
Diluted	187.81	185.72	154.51

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
Balances at January 1, 2004	4,505	847	286	523	49,633	(36,982)	549	19,361	771	20,132
Changes in equity:
Income for the year	–	–	–	–	–	28,031	–	28,031	(72)	27,959
Currency translation differences (Note 24)	–	–	–	–	–	–	17	17	8	25
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	(5)	(5)	–	(5)
Net gain on cash flow hedges (Note 24)	–	–	–	–	–	–	(199)	(199)	–	(199)
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	(187)	(187)	8	(179)
Total income and expense for the year						28,031	(187)	27,844	(64)	27,780
Cash dividends (Note 7)	–	–	–	–	–	(1,527)	–	(1,527)	–	(1,527)
Issuance of capital stock - net (Note 16)	(8)	2	–	(75)	445	–	–	364	–	364
Exercised shares	–	2	(114)	–	386			274	–	274
Cancelled options shares	–	–	(5)	–	5	–	–	–	–	–
Cost of share-based payments	–	–	14	–	–	–	–	14	–	14
Minority interest	–	–	–	–	–	–	–	–	150	150
Balances at December 31, 2004	4,497	851	181	448	50,469	(10,478)	362	46,330	857	47,187
Balances at January 1, 2005	4,497	851	181	448	50,469	(10,478)	362	46,330	857	47,187
Changes in equity:
Income for the year	–	–	–	–	–	34,112	–	34,112	367	34,479
Currency translation differences (Note 24)	–	–	–	–	–	–	(62)	(62)	(36)	(98)
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	4	4	–	4
Net gain on cash flow hedges (Note 24)	–	–	–	–	–	–	949	949	–	949
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	891	891	(36)	855
Total income and expense for the year	–	–	–	–	–	34,112	891	35,003	331	35,334
Cash dividends (Note 7)	–	–	–	–	–	(11,051)	–	(11,051)	–	(11,051)
Issuance of capital stock - net (Note 16)	(64)	51	–	(399)	3,062	–		2,650	–	2,650
Exercised shares	–	2	(113)	–	386	–	–	275	–	275
Cancelled options shares	–	–	(1)	–	1	–	–	–	–	–
Minority interest	–	–	–	–	–	–	–	–	(26)	(26)
Balances at December 31, 2005	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369

Balances at January 1, 2006	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369
Changes in equity:
Income for the year	–	–	–	–	–	35,116	–	35,116	204	35,320
Currency translation differences (Note 24)	–	–	–	–	–	–	(766)	(766)	(45)	(811)
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	5	5	–	5
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(2,510)	(2,510)	–	(2,510)
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	(3,271)	(3,271)	(45)	(3,316)
Total income and expense for the year	–	–	–	–	–	35,116	(3,271)	31,845	159	32,004
Cash dividends (Note 7)	–	–	–	–	–	(14,915)	–	(14,915)	–	(14,915)
Issuance of capital stock - net (Note 16)	(9)	38	–	(40)	12,567	–	–	12,556	–	12,556
Exercised shares (Note 21)	–	–	(27)	–	89	–	–	62	237	299
Balances at December 31, 2006	4,424	942	40	9	66,574	32,784	(2,018)	102,755	1,558	104,313

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006, 2005 and 2004

(in million pesos)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	42,189	38,615	32,932
Adjustments for:
Depreciation and amortization (Note 8)	31,870	30,822	21,405
Interest on loans and related items - net of capitalized interest (Note 5)	7,360	10,377	11,853
Accretion on financial liabilities - net (Note 5)	3,314	2,882	3,412
Asset impairment (Note 5)	1,818	26	1,412
Provision for doubtful accounts (Note 5)	736	2,251	3,955
Amortization of intangible assets (Note 11)	448	244	155
Loss on derivative transactions - net (Note 5)	405	628	864
Write-down of inventories to net realizable values (Note 5)	211	479	577
Dividends on preferred stock subject to mandatory redemption (Note 5)	130	251	284
Equity share in net (income) loss of associates	74	(7)	74
Provisions for onerous contracts and assessments (Note 5)	38	196	319
Interest income (Note 5)	(1,654)	(1,535)	(942)
Foreign exchange gains (loss) – net (Note 5)	(2,008)	(4,906)	2,636
Gain on reversal of provision for onerous contracts (Notes 20, 22 and 23)	(3,529)	–	–
Gain on debt exchange and debt restructuring transactions (Note 5)	–	–	(4,419)
Others	(1,059)	(317)	704
Operating income before working capital changes	80,343	80,006	75,221
Decrease (increase) in:
Trade and other receivables	(1,900)	(1,036)	2,290
Inventories and supplies	474	509	7
Prepayments	(1,685)	(3,293)	119
Advances and refundable deposits	1,337	(240)	(873)
Increase (decrease) in:
Accounts payable	(6,072)	6,466	2,614
Accrued expenses and other current liabilities	1,849	2,457	1,560
Unearned revenues	574	(250)	(213)
Pension and other employee benefits	3,528	1,316	(750)
Net cash generated from operations	78,448	85,935	79,975
Income taxes paid	(8,262)	(9,722)	(5,478)
Net cash provided by operating activities	70,186	76,213	74,497
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(20,562)	(14,486)	(20,567)
Proceeds from disposal of property, plant and equipment	735	912	112
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(549)	(504)	(595)
Payments for purchase of investments - net of cash acquired (Note 11)	(11,187)	(248)	(1,366)
Additions to investment properties	–	–	(3)
Proceeds from disposal of investment properties	72	11	–
Increase (decrease) in short-term investments	(5,508)	1,202	(2,212)
Decrease (increase) in investments in notes receivable	–	(60)	(286)
Interest received	1,481	1,408	954
Decrease(increase) in advances and refundable deposits	(608)	71	24
Net cash used in investing activities	(36,126)	(11,694)	(23,939)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2006, 2005 and 2004

(in million pesos)

	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt	9,724	5,471	12,131
Payments of long-term debt	(30,108)	(44,323)	(39,548)
Payments of debt issuance costs	(34)	(133)	–
Proceeds from notes payable	212	329	502
Payments of notes payable	(151)	(387)	(2,457)
Payments of obligations under capital lease	(195)	(38)	(136)
Interest paid - net of capitalized portion	(7,498)	(10,545)	(12,310)
Proceeds from (settlements of) derivatives	(2,304)	(1,645)	(210)
Cash dividends paid	(14,913)	(10,972)	(1,456)
Proceeds from issuance of capital stock	66	285	281
Increase (decrease) in:
Customers’ deposits	(1)	42	(4)
Other noncurrent liabilities	(520)	1,122	667
Net cash used in financing activities	(45,722)	(60,794)	(42,540)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(644)	(987)	(69)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,306)	2,738	7,949
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	30,059	27,321	19,372
CASH AND CASH EQUIVALENTS AT END OF YEAR	17,753	30,059	27,321

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common ownership by United States entities. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation
(a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through NTT Communications Capital (UK) Ltd., became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications 7% of PLDT’s outstanding common shares held by NTT Communications; NTT Communications retained a 7% equity shareholding.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and the Archipelago Exchange (then the Pacific Exchange) in the United States. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank was appointed as successor depositary for PLDT’s ADR facility effective February 10, 2003. The ADSs are listed on the New York Stock Exchange, or NYSE, and on the NYSE Arca (formerly Archipelago Exchange) in the United States and are traded on the NYSE.

On December 28, 2006, PLDT issued a notice of its intent to delist the ADSs from NYSE Arca (but will continue and maintain the listing of the ADSs on the NYSE) since there is no additional advantage in having dual listing of the ADS, on both the NYSE and NYSE Arca. The delisting from NYSE Arca will eliminate duplicative administrative burdens and costs. The actual delisting from the NYSE Arca is expected to be effective sometime in the first half of 2007.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period through 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City , Philippines.

Our consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 were approved and authorized for issuance by the Board of Directors on March 6, 2007.

2.        Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Our consolidated financial statements are presented in Philippine pesos and all values are rounded to the nearest million except when otherwise indicated.

Statement of Compliance

Our consolidated financial statements have been prepared in compliance with accounting principles generally accepted in the Philippines as set forth under Philippine Financial Reporting Standards, or PFRS. PFRS include statements named PFRS and Philippine Accounting Standards, or PAS, and interpretations issued by the Philippine Accounting Standards Council.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except as follows:

We have adopted the following new and amended PFRS and International Financial Reporting Interpretations Committee, or IFRIC, interpretations during the year. Our adoption of these revised standards and interpretations did not have any effect on our financial statements. Our adoption, however, gave rise to additional disclosures on the following:

•         PAS 19 – Amendment – Employee Benefits;

•         PAS 21 – Amendment – The Effects of Changes in Foreign Exchange Rates;

•         PAS 39 – Amendment – Financial Instruments: Recognition and Measurement;

•         PFRS 6 – Exploration for and Evaluation of Mineral Resources;

•         IFRIC 4 – Determining Whether an Arrangement Contains a Lease;

•         IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

•         IFRIC 6 – Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

The principal effects of our adoption of the above standards are as follows:

PAS 19, “Employee Benefits”. As of January 1, 2006, we adopted the amendments to PAS 19. As a result, additional disclosures are made providing information about trends in the assets and liabilities in the defined benefit plans and the assumptions underlying the components of the defined benefit cost. This change has resulted in additional disclosures but has not had any recognition or measurement impact, as we chose not to apply the new option offered to recognize actuarial gains and losses outside of the consolidated statements of income.

PAS 21, “The Effects of Changes in Foreign Exchange Rates”. As of January 1, 2006, we adopted the amendments to PAS 21. As a result, all exchange differences arising from a monetary item that forms part of our net investment in a foreign operation are recognized in a separate component of equity in the consolidated financial statements regardless of the currency in which the monetary item is denominated. The adoption has had no significant impact on our consolidated financial statements as at December 31, 2006 and 2005.

PAS 39, “Financial Instruments: Recognition and Measurement”. There were three amendments to PAS 39 issued in 2005 that became effective for financial years beginning on or after January 1, 2006.

Amendment for financial guarantee contracts – amended the scope of PAS 39 to require financial guarantee contracts that are not considered to be insurance contracts to be recognized initially at fair value and to be re-measured at the higher of the amount determined in accordance with PAS 37, “Provisions, Contingent Liabilities and Contingent Assets,” and the amount initially recognized less, when appropriate, cumulative amortization recognized in accordance with PAS 18, “Revenue”. This amendment did not have an effect on our consolidated financial statements.

Amendment for hedges of forecast intragroup transactions – amended PAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated statements of income. As we currently have no such transactions, the amendment did not have an effect on our consolidated financial statements.

Amendment for the fair value option – amended PAS 39 to restrict the use of the option to designate any financial asset or any financial liability to be measured at fair value through the consolidated statements of income. As we have not previously used this option, the amendment did not have an effect on our consolidated financial statements.

PFRS 6, “Exploration for and Evaluation of Mineral Resources”. PFRS 6 permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As we are not into exploration of mineral resources, this standard has had no impact on the consolidated financial statements.

IFRIC 4, “Determining Whether an Arrangement Contains a Lease”. We adopted IFRIC Interpretation 4 as of January 1, 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. Upon adoption of the standard, we reviewed all of the outstanding contracts and agreements and determined the change in accounting policy had no significant impact on us as at December 31, 2006 and 2005.

IFRIC 5, “Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”. IFRIC Interpretation 5 establishes the accounting treatment for funds established to help finance decommissioning for the PLDT Group’s assets. As we do not currently operate on a country where such funds exist, this interpretation has had no impact on the consolidated financial statements.

IFRIC 6, “Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment”. IFRIC Interpretation 6 established the recognition date for liabilities arising from the European Union Directive relating to the disposal of Waste Electrical and Electronic Equipment. As we do not have waste electrical and electronic equipment and is not a member of the European Union, this interpretation has had no impact on our consolidated financial statements.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and those of the following significant subsidiaries (collectively, the PLDT Group).

Name of Subsidiary	Place of Incorporation	Principal Activity	Percentage of Ownership
			Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or Smart Broadband (formerly Meridian Telekoms, Inc., or Meridian)	Philippines	Internet broadband and distributor	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications developer and service provider	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Providing cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	94.4	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite phone services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
Subic Telecommunications Company, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology
ePLDT, Inc.	Philippines	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	–
Vocativ Systems, Inc., or Vocativ	Philippines	Call center services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Call center services	–	100.0
ePLDT Ventus, or Ventus	Philippines	Call center services	–	100.0
SPi Technologies, Inc., or SPi, and Subsidiaries	Philippines	Business process outsourcing, or BPO, services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet services	–	99.6
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0

Digital Paradise, Inc. (formerly Netopia Computer Technologies, Inc.), or Digital Paradise	Philippines	Internet access services	–	75.0
Level Up!, (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
Digital Paradise Thailand	Thailand	Internet access services	–	51.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless internet services	–	51.0

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Piltel, Wolfpac, Level Up!, Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames, Infocom, and Airborne Access, not held by the PLDT Group.

Smart’s 20% Acquisition of Wolfpac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software development and content development. Smart acquired an 80% equity interest in Wolfpac in October 2003. The remaining 20% equity interest in Wolfpac was acquired in July 2006.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines. The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen ePLDT’s online gaming business in the Philippines.

Post- closing condition were completed on April 30, 2006 and in August 2006, the Shareholders Agreement and Share Purchase Agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% of Level Up! at the original purchase price of US$7 million.

ePLDT’s Acquisition of SPi

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi and its direct and indirect Philippine and offshore subsidiaries for a total cash consideration of US$135 million. As part of the transaction, ePLDT also acquired a US$7 million debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. ePLDT currently intends to have this debt refinanced by SPi in due course.

SPi is the second largest pure-play business process outsourcing, or BPO, service provider and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. Its customers include Fortune 100 companies, non-profit organizations and government agencies in the financial services, healthcare, legal and publishing markets. SPi services these customers onsite, and from facilities in the Philippines, India, U .S., China and Vietnam.

SPi’s Acquisition of CyMed, Inc., or CyMed

On August 11, 2006, SPi in turn acquired 100% of the equity interest in CyMed for an aggregate purchase price of US$35 million, inclusive of certain debt obligations.

CyMed is a leading medical transcription company based in Richmond, Virginia, United States of America (USA). It provides medical transcription services and technology products through proprietary processes based on Six Sigma quality management principles. The company currently serves over 400 healthcare systems, independent hospitals, and government-affiliated clinics across the USA. CyMed employs 650 U.S.-based staff members and has offices in the States of Virginia, Tennessee and Ohio.

Investments in Associates

Investment in associates is accounted for using the equity method of accounting. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. The statements of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share in any change and disclose this, when applicable, in our statement of changes in equity. Profits and losses resulting from our transactions with and among our associates are eliminated to the extent of the interest in the associate.

Our reporting dates and that of our associates are identical and our associate’s accounting policies conform to those used by us for like transactions and events in similar circumstances.

Foreign Currency Translation

The functional and presentation currency of the PLDT Group (except for Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are taken to the consolidated statements of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar and Digital Paradise Thailand is the Thai Baht. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the year. The exchange differences arising on translation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries are recognized in the consolidated statements of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such qualifying assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and available for their intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

All other borrowing costs are expensed as incurred.

Borrowing costs are treated as deductible expenses for income tax reporting purposes in the year they are incurred or realized.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installations on leased sites and restore such sites to their original condition at the end of the lease contract term. We recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property and equipment accounts, which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is shorter.

Investment Properties

Initially, investment properties are measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statements of income in the year in which they arise.

Investment properties are derecognized when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain and loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition accounting method. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of our acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost, being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash generating units, or groups of our cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with PAS 14, “Segment Reporting”.

Where goodwill forms part of a cash-generating unit (group of cash generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the consolidated statements of income.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of income in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditure is charged against operations in the year in which the expenditure is incurred.

Impairment of Non-Financial Assets

We assess at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher between an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations are recognized in the statements of income in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to equity. In this case the impairment is also recognized in equity up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of income. After such a reversal, the depreciation charged is adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount of the cash-generating unit (group of cash-generating units) to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. We perform an impairment test of goodwill annually.

Intangible Assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash generating unit level, as appropriate.

Associates

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss of our investment in associates. We determine at each balance sheet date whether there is any objective evidence that our investment in an associate is impaired. If this is the case, we calculate the amount of impairment as being the difference between the fair value of the associate and the acquisition cost and recognize the amount in the consolidated statements of income.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of an allowance for any doubtful accounts.

Allowance for Doubtful Accounts

The PLDT Group’s accounting policy in evaluating any impairment of receivable is discussed under impairment of financial assets section of this Note. Consequently, allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from the date of payment was due. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables - net. Full allowance is provided for carrier accounts which are considered over-due and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies which include, among other things, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the moving average method. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated cost to sell.

Interest-bearing Financial Liabilities

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the consolidated statements of income when the liabilities are derecognized as well as through the amortization process.

Convertible Preferred Stock

Peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as interest expense in the statements of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortized cost basis until extinguished on conversion or redemption.

The remainder of the proceeds are allocated to the conversion option that is recognized and included in the equity section of the consolidated balance sheets net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treated the Series VI and VII Convertible Preferred Stock as debt instruments with embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit and loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of income net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as additional provisions.

Retirement Benefits

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 21 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, at a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after the inception date of the lease only if the following criteria apply: (1) there is a change in the contractual terms, other than a renewal or extension of the arrangement; (2) a renewal option is exercised or an extension granted, unless the term of the renewal or extension was initially included in the lease term; (3) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (4) there is a substantial change to the asset.

Where a reassessment is made, lease accounting commence or ceases, as the case may be, from the date when the change in circumstances gave rise to the reassessment for scenarios (1), (3) or (4) and at the date of renewal or extension period for scenario (2).

For arrangements entered into prior to January 1, 2005, the date of inception is deemed to be January 1, 2005 in accordance with the transitional requirements of IFRIC 4.

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or where the present value of minimum lease payments approximate the fair market value of the property, are capitalized. Any initial direct costs of the lessee are added to the amount capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are carried in the consolidated statements of income.

A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each year. Finance charges are charged directly to current operations in the year such finance charges are incurred. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty we will obtain ownership of the leased asset at the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, excluding value-added tax, or VAT. We provide wireless communication, fixed line communication, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues, including fees for installation and activation, are accrued upon subscription.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Business Process Outsourcing, or BPO

Where applicable, supplemental revenues are recognized depending on service levels or achievement of certain performance measurement targets. We recognize these supplemental revenues only after it has achieved the required measurement targets. When these service levels or performance measurement targets are not achieved, we grant service credits as a reduction in fees. Advance customer receipts that have not been recognized as revenue in accordance with its stated policies are recorded as advances from customers and presented as a liability in the consolidated balance sheets. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statements of income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to offset deferred tax assets against deferred tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders (net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the year exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income, adding back any dividends and/or other charges recognized in the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Investments and Other Financial Assets and Liabilities

Financial assets and liabilities within the scope of PAS 39 are classified as either financial assets and liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. We determine the classification of our financial assets and liabilities after initial recognition and, where allowed and appropriate, re-evaluates this designation at each balance sheet date. When financial assets and liabilities are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis or other valuation models.

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets with the period generally established by regulation or convention in the marketplace.

Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss includes financial assets and liabilities held for trading and financial assets and liabilities designated upon initial recognition as at fair value through profit and loss.

Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Gains or losses on investments or liabilities held for trading are recognized in profit and loss.

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset and financial liability at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

Financial assets and liabilities may be designated at initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; or (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contains an embedded derivative that would need to be separately recorded.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets which carry fixed or determinable payments and fixed maturities and which we have the positive intention and ability to hold to maturity. After initial measurement held to maturity investments are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount, less allowance for impairment. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the statements of income when the investments are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale financial investments

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, available for sale financial assets are measured at fair value with unrealized gain or loss being recognized directly in equity in the cumulative translation adjustments except when the financial asset is impaired. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the statements of income. Interest earned or paid on the investments is reported as interest income or expense using the effective interest rate. Dividends earned on investments are recognized in the statements of income when the right of payment has been established.

We consider whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract which is not measured at fair value through profit or loss when the analysis shows that the economic characteristics and risks of embedded derivatives are not closely related to those of the host contract.

Impairment of financial assets

We assess at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

We first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that we will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Available-for-sale financial investments

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the statements of income, is transferred from equity to the statements of income. Reversals in respect of equity instruments classified as available for sale are not recognized in the statements of income. Reversals of impairment losses on debt instruments are reversed through the statements of income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statements of income.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; (2) we retain the right to receive cash flows from the asset, but have assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or (3) we have transferred our right to receive cash flows from the asset and either (a) have transferred substantially all the risks and rewards of the asset, or (b) have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Where we have transferred our right to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the statements of income.

Derivative Financial Instruments and Hedging

We use derivative financial instruments such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the statements of income.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the statements of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in profit or loss.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the statements of income over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest rate method is used is amortized through the statements of income.

Amortization may begin as soon as an adjustment exists, beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the statements of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the statements of income. The changes in the fair value of the hedging instrument are also recognized in the statements of income.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the statements of income.

Amounts taken to equity are transferred to the statements of income when the hedged transaction affects the statements of income, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the statements of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the statements of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the statements of income.

New Accounting Standards Subsequent to 2006

The Financial Reporting Standard Council has approved the adoption as part of PFRS of the following amendments to PAS/PFRS and Philippine Interpretations, which will be effective subsequent to the fiscal year ended December 31, 2006:

IFRIC 7, “Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies”. The Interpretation requires that when a country becomes hyperinflationary, PAS 29 must be applied as if the country had always been hyperinflationary and it provides guidance on calculating deferred taxes and comparatives. As we do not operate in a hyperinflationary economy, we do not expect a material impact to our consolidated financial statements when this standard is adopted in 2007.

IFRIC Interpretation 8, “Scope of PFRS 2, Share-based Payment”. The Interpretation clarifies that PFRS 2, Share-based Payment, applies to share-based payment transactions in which the entity cannot specifically identify some or all of the goods or services received. If the value of the identifiable consideration received (if any) appears to be less than the fair value of the equity instruments granted or the liability incurred, this is an indication other consideration (i.e. unidentifiable goods or services) has been (or will be) received which should be measured in accordance with PFRS 2. This becomes effective for financial years beginning on or after May 1, 2006. We will adopt this Interpretation in our 2007 consolidated financial statements and we are currently evaluating any effect that the adoption of this Interpretation may have on our consolidated financial position and results of operations.

IFRIC Interpretation 9, “Reassessment of Embedded Derivatives”. The Interpretation clarifies when an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognized. It concludes that reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. This becomes effective for financial years beginning on or after June 1, 2006. We will adopt this Interpretation in our 2007 consolidated financial statements and we are currently evaluating any effect that the adoption of this Interpretation may have on our consolidated financial position and results of operations.

IFRIC Interpretation 10, “Interim Financial Reporting and Impairment”. The Interpretations states that any such impairment losses recognized in an interim financial statement must not be reversed in subsequent interim or annual financial statements. This becomes effective for financial years beginning on or after November 1, 2006. We will adopt this Interpretation in our 2007 consolidated financial statements and we are currently evaluating any effect that the adoption of this Interpretation may have on our consolidated financial position and results of operations.

IFRIC 11, “IFRS 2, Group and Treasury Share Transactions”. This Interpretation addresses issues whether transactions should be accounted for as equity-settled or as cash-settled under PFRS 2 and issues the concerning share-based payment arrangement involving entities within the same group. We will assess impact on our consolidated financial statements when the standard is adopted in 2007.

The Amendments to PAS 1, “Presentation of Financial Statements - Capital Disclosures”. This amendment requires us to make new disclosures to enable users of the financial statements to evaluate our objectives, policies and processes for managing capital. We will adopt the amendment to PAS in 2007.

PFRS 7, “Financial Instruments - Disclosures”. This introduces new disclosures to improve information about our financial statements and the nature and extent of risks arising from financial instruments. The revised disclosures on financial instruments provided by this standard will be included on our consolidated financial statements when the amendment to the standard is adopted in 2007.

IFRIC Interpretation 12, “Service Concession Arrangements”. This will become effective on January 1, 2008. This interpretation, which covers contractual arrangements arising from entities providing public services, is not relevant to our current operations.

PFRS 8, “Operating Segments”. This will be effective on January 1, 2009 and will replace PAS 14, “Segment Reporting”, and adopts a management approach to reporting segment information. The requirements of this standard will be included on our consolidated financial statements when the standard is adopted.

We expect that the adoption of the pronouncements listed above and effective subsequent to 2006 will have no significant impact on our consolidated financial statements in the period of initial application.

3. Management’s Use of Estimates and Judgments

Our consolidated financial statements prepared under PFRS require management to make estimates and assumptions that affect amounts reported in our consolidated financial statements and related notes. In preparing our consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe the following represents a summary of these significant estimates and judgments and related impacts and associated risks to our consolidated financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.

A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Total carrying values of property, plant and equipment amounted to Php164,693 million and Php176,974 million as at December 31, 2006 and 2005, respectively.

Goodwill and intangible assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. It also requires the acquiree to recognize goodwill. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to a periodic impairment test and amortization, respectively, see Note 11 – Goodwill and Intangible Assets.

Total carrying values of goodwill and intangible assets as at December 31, 2006 and 2005 amounted to Php12,999 million and Php3,049 million, respectively. Impairment losses recognized for the year ended December 31, 2006 amounted to Php50 million and none for the year ended December 31, 2005 and 2004.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to a yearly impairment test and whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Total impairment charges for the years ended December 31, 2006, 2005 and 2004 amounted to Php1,818 million, Php26 million and Php1,412 million, respectively.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We have opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of investment properties as at December 31, 2006 and 2005 amounted to Php587 million and Php701 million, respectively.

Deferred tax assets

We review the carrying amounts of deferred tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that we will generate sufficient taxable profit to allow all or part of our deferred tax assets to be utilized.

Total unrecognized deferred tax assets as at December 31, 2006 and 2005 amounted to Php299 million and Php5,615 million, respectively.

Financial assets and liabilities

PFRS requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 24 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our profit and loss and equity.

Total fair value of financial assets and liabilities as at December 31, 2006 amounted to Php36,615 million and Php109,355 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2005 amounted to Php43,805 million and Php149,332 million, respectively.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from the date of payment was due. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets.

Provision for doubtful accounts amounted to Php736 million, Php2,251 million and Php3,955 million for the years ended December 31, 2006, 2005 and 2004, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php9,938 million and Php7,856 million as at December 31, 2006 and 2005, respectively, see Note 14 – Trade and Other Receivables.

Asset Retirement Obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the balance sheet date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php831 million and Php752 million as at December 31, 2006 and 2005, respectively, see Note 8 – Property, Plant and Equipment and Note 18 – Other Noncurrent Liablities.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence. Revenue for handset sales has been quantified and identified separately using the residual value method from our cellular service revenue.

Under certain arrangements with our BPO services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

Pension and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 21 – Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. In conformity with PFRS, actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Unrecognized net actuarial gain as at December 31, 2006 and 2005 amounted to Php4,657 million and Php162 million, respectively. The accrued benefit cost as at December 31, 2006 and 2005 amounted to Php2,888 million and Php2,275 million, respectively.

Share-Based Payment Transactions

Our LTIP grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year. The assumptions and estimates are described in Note 21 – Employee Benefits and include, among others, annual stock volatility, risk free interest rate, remaining life, and the fair value of common stock. While management believes that the assumptions and estimates used are reasonable and appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the years ended December 31, 2006, 2005 and 2004 amounted to Php3,150 million, Php1,214 million and Php631 million, respectively. As at December 31, 2006 and 2005, total LTIP liability amounted to Php5,030 million and Php1,880 million, respectively, see Note 21 – Employee Benefits.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 23 – Provisions and Contingencies.

Outstanding provisions to cover these contingencies amounted to Php446 million and Php4,374 million as at December 31, 2006 and 2005, respectively. As discussed, the amendment of the Air Time Purchase Agreement reversed the provision for onerous contract.

Determination of Functional Currency

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are taken to the consolidated statements of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the year such gains or losses are realized.

The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar and Digital Paradise Thailand is the Thai Baht. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date and its income and expenses are translated at the weighted average exchange rate for the year. The exchange differences arising on translation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries is recognized in the consolidated statements of income.

The functional currencies of the Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering services.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel; Smart Broadband, our wireless broadband provider; Wolfpac, our wireless content operator and satellite and very small aperture terminal, or VSAT operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries; ClarkTel, SubicTel, Maratel, Piltel, BCC and PLDT Global, which together account for approximately 3% of our consolidated fixed line service revenues; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided under one umbrella brand name ePLDT Ventus, including Parlance and Vocativ; BPO services provided by SPi (consolidated on July 11, 2006) and its subsidiaries; internet access and gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments in Associates.

Transfer prices between business segments are set on an arm’s length-basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated in consolidation.

The segment assets and results of operations of our reportable segments as at and for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the year ended December 31, 2006
Income
Service revenues	78,383	49,134	6,543	(8,920)	125,140
Non-service revenues	2,457	79	553	(122)	2,967
Other income	706	5,006	124	(100)	5,736
Segment income	81,546	54,219	7,220	(9,142)	133,843

Result
Income (loss) before income tax	36,854	5,684	(349)	–	42,189
Provision for (benefit from) income tax	6,478	429	(38)	–	6,869
Net income (loss) for the year	30,376	5,255	(311)	–	35,320

Assets and liabilities
Segment assets	86,905	183,873	20,422	(65,975)	225,225
Deferred income tax assets	4,991	14,608	59	–	19,658
Total assets	91,896	198,481	20,481	(65,975)	244,883

Segment liabilities	48,751	91,192	6,521	(6,372)	140,092
Deferred income tax liabilities	6	–	472	–	478
Total liabilities	48,757	91,192	6,993	(6,372)	140,570

Other segment information
Capital expenditures	10,529	9,052	1,530	–	21,111
Depreciation and amortization	10,752	20,406	712	–	31,870
Provisions	829	92	64	–	985
Asset impairment	1,391	–	427	–	1,818
Interest on loans and related items - net of capitalized interest	1,386	5,953	21	–	7,360
Interest income	1,197	441	16	–	1,654

As at and for the year ended December 31, 2005
Income
Service revenues	74,677	49,663	2,953	(6,231)	121,062
Non-service revenues	3,036	41	351	(116)	3,312
Equity share in net income of associates	–	–	7	–	7
Other income	1,445	286	127	(195)	1,663
Segment income	79,158	49,990	3,438	(6,542)	126,044

Result
Income before income tax	38,464	93	58	–	38,615
Provision for (benefit from) income tax	4,800	(676)	12	–	4,136
Net income for the year	33,664	769	46	–	34,479

Assets and liabilities
Segment assets	97,643	185,140	4,355	(52,398)	234,740
Deferred income tax assets	2,022	13,430	5	–	15,457
Total assets	99,665	198,570	4,360	(52,398)	250,197

Segment liabilities	57,527	124,620	3,599	(9,967)	175,779
Deferred income tax liabilities	44	–	5	–	49
Total liabilities	57,571	124,620	3,604	(9,967)	175,828

Other segment information
Capital expenditures	8,827	5,543	620	–	14,990
Depreciation and amortization	10,156	20,251	415	–	30,822
Provisions	575	2,297	54	–	2,926
Asset impairment	–	–	26	–	26
Interest on loans and related items - net of capitalized interest	1,714	8,639	24	–	10,377
Interest income	1,135	385	15	–	1,535

As at and for the year ended December 31, 2004
Income
Service revenues	69,015	48,486	2,080	(4,375)	115,206
Non-service revenues	6,111	–	321	(163)	6,269
Other income	4,597	324	14	(206)	4,729
Segment income	79,723	48,810	2,415	(4,744)	126,204

Result
Income (loss) before income tax	31,703	1,852	(623)	–	32,932
Provision for income tax	4,316	585	72	–	4,973
Net (loss) income for the year	27,387	1,267	(695)	–	27,959

Assets and liabilities
Segment assets	93,962	198,090	3,716	(43,694)	252,074
Deferred income tax assets	8	12,660	9	–	12,677
Total assets	93,970	210,750	3,725	(43,694)	264,751

Segment liabilities	59,688	163,733	3,524	(10,663)	216,282
Deferred income tax liabilities	1,282	–	–	–	1,282
Total liabilities	60,970	163,733	3,524	(10,663)	217,564

Other segment information
Capital expenditures	14,742	5,903	517	–	21,162
Depreciation and amortization	10,940	10,125	340	–	21,405
Provisions	417	4,431	3	–	4,851
Asset impairment	430	365	617	–	1,412
Interest on loans and related items - net of capitalized interest	1,656	10,202	43	(48)	11,853
Interest income	724	248	18	(48)	942

5. Income and Expenses

Non-service Revenues

	2006	2005	2004
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	2,536	3,077	6,111
Point-product sales	431	235	158
	2,967	3,312	6,269

Other Income

	2006	2005	2004
	(in million pesos)
Gain on reversal of provision for onerous contracts (Notes 20, 22 and 23)	3,529	–	–
Gain on debt exchange and debt restructuring transactions	–	–	4,419
Miscellaneous income	2,207	1,663	310
	5,736	1,663	4,729

Compensation and Benefits

	2006	2005	2004
	(in million pesos)
Salaries and benefits	13,773	11,688	10,110
Incentive plan (Notes 3 and 21)	3,150	1,214	631
Pension (Note 21)	1,003	776	718
Manpower rightsizing program	445	458	566
	18,371	14,136	12,025

Financing Costs

	2006	2005	2004
	(in million pesos)
Interest on loans and related items	7,909	10,881	12,448
Accretion on financial liabilities - net (Notes 2, 17 and 24)	3,314	2,882	3,412
Hedge costs (Note 24)	1,446	1,234	1,011
Loss on derivative transactions - net (Notes 2 and 24)	405	628	864
Dividends on preferred stock subject to mandatory redemption (Note 7)	130	251	284
Financing charges	51	202	146
Capitalized interest (Notes 2 and 8)	(549)	(504)	(595)
Interest income	(1,654)	(1,535)	(942)
Foreign exchange (gains) losses - net (Notes 17 and 24)	(2,008)	(4,906)	2,636
	9,044	9,133	19,264

Interest expense for short-term borrowing for the years ended December 31, 2006, 2005 and 2004 amounted to Php10 million, Php2 million and Php5 million, respectively.

Cost of Sales

	2006	2005	2004
	(in million pesos)
Cost of computers, cellular handsets and SIM-packs sold	4,847	5,958	10,839
Cost of point-product-sales	476	300	230
Cost of satellite air time and terminal units (Notes 20 and 22)	199	243	283
	5,522	6,501	11,352

Professional and Other Contracted Service Fees

	2006	2005	2004
	(in million pesos)
Technical and consultancy fees	1,881	1,419	1,650
Contracted services	1,125	470	403
Legal and audit fees	224	508	132
Others	68	67	43
	3,298	2,464	2,228

Asset Impairment

	2006	2005	2004
	(in million pesos)
Property, plant and equipment (Note 8)	1,400	26	365
Notes receivable (Note 12)	346	–	–
Intangibles (Note 11)	50	–	–
Investments in associates (Note 9)	4	–	1,047
Other assets	18	–	–
	1,818	26	1,412

Provisions

	2006	2005	2004
	(in million pesos)
Doubtful accounts (Note 14)	736	2,251	3,955
Write-down of inventories to net realizable values (Note 15)	211	479	577
Onerous contracts and assessments (Notes 20, 22 and 23)	38	196	319
	985	2,926	4,851

6. Income Tax

The net components of deferred income tax recognized in the consolidated balance sheets are as follows:

	2006	2005
	(in million pesos)
Net assets	19,658	15,457
Net liabilities	478	49

The components of net deferred tax assets and liabilities are as follows:

	2006	2005
	(in million pesos)
Net assets
Asset impairment	5,432	3,127
Net operating loss carryover, or NOLCO	4,983	3,926
Accumulated provision for doubtful accounts	4,746	5,085
Unrealized foreign exchange losses	2,632	6,885
Pension and other employee benefits	2,568	1,409
Unearned revenues	2,076	2,524
Derivative instruments	1,878	464
MCIT	983	526
Unamortized past service costs	871	1,032
Provision for unrealized assets	704	769
Accumulated write-down of inventories to net realizable values	321	337
Leases	304	153
Asset retirement obligation - net of capitalized asset	191	157
Executive stock option plan	106	104
Excess of fair value over cost of investment properties	(49)	(90)
Preferred stock subject to mandatory redemption	(109)	(1,034)
Intangibles and fair value adjustments on assets acquired	(391)	(483)
Capitalized taxes and duties	(446)	(516)
Capitalized foreign exchange differential	(988)	(1,721)
Gain on debt exchange and debt restructuring transactions	(1,650)	(2,601)
Undepreciated capitalized interest charges	(4,607)	(4,664)
Others	103	68
	19,658	15,457

Net liabilities
Unrealized foreign exchange gains	(6)	(49)
Accumulated provision for doubtful accounts	(45)	–
Excess of fair value over cost of investment properties	(48)	–
Intangible assets	(378)	–
Others	(1)	–
	(478)	(49)

Provision for corporate income tax consists of:

	2006	2005	2004

	(in million pesos)
Current	10,033	8,583	7,354
Deferred	(3,164)	(4,447)	(2,381)
	6,869	4,136	4,973

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	2006	2005	2004
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	14,766	12,549	10,538
Tax effects of:
Non-deductible expenses	753	204	1,252
Equity share in net loss (income) of investees	–	(2)	24
Income(loss) subject to lower tax rate	(208)	6	58
Income subject to final tax	(550)	(496)	(201)
Loss (income) not subject to tax	(2,360)	283	(2,213)
Net movement in deferred income tax	(5,532)	(8,408)	(4,485)
Actual provision for corporate income tax	6,869	4,136	4,973

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 9337, or R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the R.A. No. 7227.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, starting January 2001.

On October 31, 2006, the BOI approved ePLDT’s application for pioneer status for its new projects which included Vitro™ value-added services and additional capacity of the Data Center, which entitles the company to another six-year income tax holiday incentive. The coverage period of the new ITH is yet to be disclosed by the BOI.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and must be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the Philippine Government; and
(b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of commercial operations, effectively extending the ITH expiration to the end of March 2006. On June 30, 2006, PEZA approved an ITH extension for another year which effectively extends the ITH expiration to April 2007.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or the actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

ePLDT Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, ePLDT Ventus is entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, ePLDT Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Two of ePLDT Ventus’ call center projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, ePLDT Ventus’ Iloilo and Pasig call center projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 and August 2006, respectively. In relation to this, ePLDT Ventus is required to comply with specific terms and conditions stated in the BOI registration.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. On December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH period for another two years starting January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. On April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four to six years.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years. After the ITH period, SPi is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and will be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the Philippine Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004.

Smart Broadband has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Smart Broadband is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives that we availed ourselves of for the years ended December 31, 2006, 2005 and 2004 amounted to Php114 million, Php235 million and Php2,208 million, respectively.

On May 24, 2005, the president of the Philippines signed into law Republic Act No. 9337, or R.A. No. 9337, which took effect on November 1, 2005. R.A. No. 9337, among others, introduced the following changes:

a.       The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased to 35% (from 32%) beginning November 1, 2005 and will be reduced to 30% beginning January 1, 2009. The regular corporate income tax rate is applied by multiplying the number of months covered by the new rate with the taxable income of the corporation during the period, divided by twelve months.

b.       The VAT rate increased from 10% to 12% effective February 1, 2006.

c.       The input VAT on capital goods should be spread evenly over the useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds one million pesos.

In 2006, the net movement in deferred tax assets primarily pertains to deferred tax assets recognized in relation to the benefit that would be derived from the disposal of certain Piltel assets with the expected lifting of a mortgage trust indenture, or MTI, restrictions resulting from the full repayment of Pitel’s restructured debt on December 4, 2006. For further discussion, please see Note 17 – Interest-bearing Financial Liabilities.

Our deferred income tax assets have been recorded to the extent that such deferred tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred tax assets of Php299 million and Php5,615 million largely pertaining to asset impairment as at December 31, 2006 and 2005, respectively.

Our consolidated unutilized NOLCO as at December 31, 2006 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2004	2007	26
2005	2008	11,222
2006	2009	3,020
		14,268

Tax benefit		4,994
Unrecognized deferred income tax assets from NOLCO as at December 31, 2006		(11)
		4,983

Our consolidated MCIT as at December 31, 2006 is as follows:

Year Incurred	Year Expiring	(in million pesos)
2005	2008	484
2006	2009	499
		983

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	2006		2005		2004
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of PLDT	35,116	35,116	34,112	34,112	28,031	28,031
Dividends on preferred shares	(455)	(455)	(1,426)	(49)	(1,529)	(49)
Dividends on preferred stock subject to mandatory redemption charged to interest expense for the year	–	–	–	230	–	–
Accretion of preferred stock subject to mandatory redemption	–	–	–	1,233	–	–
Foreign exchange gain on preferred stock subject to mandatory redemption	–	–	–	(1,536)	–	–
Net income applicable to common shares	34,661	34,661	32,686	33,990	26,502	27,982

	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	180,789	180,789	170,214	170,214	169,476	169,476
Effect of issuance of common shares during the year	3,667	3,667	1,855	1,855	252	252
Average incremental number of shares under ESOP during the year	–	98	–	94	–	155
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to FF (Note 16)	–	–	–	2,617	–	3,305
Preferred Stock Series III (Note 16)	–	–	–	–	–	7,908
Preferred Stock Series VI (Note 17)	–	–	–	4,399	–	–
Preferred Stock Series VII (Note 17)	–	–	–	3,842	–	–
Weighted average number of common shares for the year	184,456	184,554	172,069	183,021	169,728	181,096
Earnings per common share	Php187.91	Php187.81	Php189.96	Php185.72	Php156.14	Php154.51

Dividends Declared For The Year Ended December 31, 2006

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	February 27, 2006	March 17, 2006	April 15, 2006	Php4.675	1
	June 13, 2006	June 28, 2006	July 15, 2006	4.675	–
	August 28, 2006	September 27, 2006	October 15, 2006	4.675	1
	December 12, 2006	December 28, 2006	January 15, 2007	4.675	–
Series VI	February 27, 2006	March 17, 2006	April 15, 2006	US$0.09925	20
	June 13, 2006	June 28, 2006	July 15, 2006	0.09925	14
	August 28, 2006	September 27, 2006	October 15, 2006	0.09925	9
	December 12, 2006	December 28, 2006	January 15, 2007	0.09925	4
Series VII	February 27, 2006	March 17, 2006	April 15, 2006	JPY10.179725	17
	June 13, 2006	June 28, 2006	July 15, 2006	10.179725	18
	August 28, 2006	September 27, 2006	October 15, 2006	10.179725	6
Charged to income					90

10% Cumulative Convertible Preferred Stock
Series CC	January 31, 2006	February 28, 2006	March 31, 2006	Php1.00	17
Series DD	January 31, 2006	February 15, 2006	February 28, 2006	1.00	3
Series EE	March 28, 2006	April 27, 2006	May 31, 2006	1.00	–
Series A, I, R, W, AA and BB	July 11, 2006	August 1, 2006	August 31, 2006	1.00	128
Series B, F, Q, V and Z	August 8, 2006	September 1, 2006	September 29, 2006	1.00	90
Series E, K, O and U	August 28, 2006	September 27, 2006	October 31, 2006	1.00	45
Series C, D, J, T and X	October 2, 2006	October 26, 2006	November 29, 2006	1.00	58
Series G, N, P and S	November 7, 2006	December 7, 2006	December 29, 2006	1.00	26
Series H, L, M and Y	December 12, 2006	January 3, 2007	January 31, 2007	1.00	40
					407

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 31, 2006	February 23, 2006	March 15, 2006	–	12
	May 9, 2006	May 26, 2006	June 15, 2006	–	12
	July 11, 2006	August 10, 2006	September 15, 2006	–	13
	November 7, 2006	November 24, 2006	December 15, 2006	–	12
					49

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	Php28.00	5,080
	August 8, 2006	August 21, 2006	September 21, 2006	50.00	9,379
Charged to retained earnings					14,915

* Dividends are declared based on total amount paid up.

Dividends Declared After December 31, 2006

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php1.00	16
Series DD	January 30, 2007	February 15, 2007	February 28, 2007	1.00	3
					19
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	–	12
					31

Common Stock	March 6, 2007	March 20, 2007	April 20, 2007	Php50.00	9,428
					9,459

* Dividends are declared based on total amount paid up.

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other network equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2005
Cost	107,781	82,353	61,031	19,739	27,923	10,560	7,918	2,438	11,794	331,537
Accumulated depreciation and amortization	(41,262)	(46,259)	(29,410)	(5,196)	(21,056)	(6,083)	(5,048)	(249)	–	(154,563)
Net book value	66,519	36,094	31,621	14,543	6,867	4,477	2,870	2,189	11,794	176,974
Year Ended December 31, 2006
Net book value at beginning of year	66,519	36,094	31,621	14,543	6,867	4,477	2,870	2,189	11,794	176,974
Additions/Transfers – net	4,900	3,277	6,562	603	2,593	–	1,351	85	1,084	20,455
Disposals/Retirements	(38)	(158)	(104)	(75)	(89)	–	(2)	(4)	(223)	(693)
Translation differences charged directly to cumulative translation adjustments	1	(35)	–	(7)	(2)	(311)	–	–	–	(354)
Acquisition through business combination	–	(13)	–	273	1,269	–	1	20	31	1,581
Reclassification	2	882	(890)	8	(2)	–	–	–	–	–
Impairment losses recognized during the year	–	(3)	–	(6)	–	(1,391)	–	–	–	(1,400)
Depreciation and amortization	(5,356)	(12,941)	(6,459)	(1,189)	(4,407)	(619)	(880)	(19)	–	(31,870)
Net book value at end of year	66,028	27,103	30,730	14,150	6,229	2,156	3,340	2,271	12,686	164,693
At December 31, 2006
Cost	112,621	85,395	63,620	20,389	31,680	9,834	9,141	2,540	12,686	347,906
Accumulated depreciation and amortization	(46,593)	(58,292)	(32,890)	(6,239)	(25,451)	(7,678)	(5,801)	(269)	–	(183,213)
Net book value	66,028	27,103	30,730	14,150	6,229	2,156	3,340	2,271	12,686	164,693

Substantially all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 17 – Interest-bearing Financial Liabilities). Interest, using an average capitalization rate of 9%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the years ended
December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
	(in million pesos)
Interest	549	504	595
Foreign exchange gains (losses)	521	(607)	74

As at December 31, 2006, 2005 and 2004, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php2,646 million, Php4,276 million and Php5,528 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Central office equipment	15 – 20 years
Cable and wire facilities	10 – 25 years
Communications satellite	15 years
Information origination and termination equipment	5 – 15 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 10 years
Cellular facilities	3 – 10 years

We recognized additional depreciation and amortization charges of Php8,624 million, Php7,806 million and Php2,297 million in 2006, 2005 and 2004, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion.

Asset Impairment Review

Piltel carries out annual impairment tests on its fixed line assets based on the net present value, or NPV, of future cash flows from the continued use of these assets. For the impairment review in 2006, a discount factor of 6.25% on a pre-tax basis was used for both E.O. 109 and RTS, applied on cash flow projections from 2007 until such year when the assets are fully depreciated. Cash flow assumptions for E.O. 109 averaged Php64 million per year from 2007 to 2017 and Php271 million per year for RTS from 2007 to 2013. The resulting NPV of the total cash flow projections was higher than the carrying value of both the E.O. 109 and RTS assets.

Management believes that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, Mabuhay Satellite’s Aguila 2 transponders is considered impaired. This is impairment review is based on the net present value of future cash flows from the continued use of this asset using the discount factor of 10% as applied on cash flow projections from 2007 until 2010. An impairment loss of Php1,391 million was applied to the carrying value of this satellite as at December 31, 2006.

Property, plant and equipment include the following amounts for capitalized leases as at December 31, 2006 and 2005:

	2006			2005
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	455	1,082	1,537	361	1,039	1,400
Less accumulated depreciation	352	908	1,260	293	719	1,012
	103	174	277	68	320	388

The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2006 and 2005:

	2006	2005
	(in million pesos)
Asset retirement obligations at beginning of year	752	638
Accretion expenses	87	79
Additional liability recognized during the year	45	63
Settlement of obligations	(53)	(28)
Asset retirement obligations at end of year (Note 18)	831	752

9. Investments in Associates

This account consists of:

	2006	2005
	(in million pesos)
ACeS International Limited, or AIL	1,614	1,614
Mabuhay Space Holdings Limited	937	1,013
Stradcom International Holdings, Inc.	616	616
Philweb Corporation	712	–
BayanTrade Dotcom, Inc.	97	97
SPi Luxembourg S.a.r.l.	14	–
ePDS, Inc.	6	6
	3,996	3,346
Less accumulated impairment losses and equity share in net losses of associates	3,345	3,331
Total cost and accumulated impairment losses and equity share in net losses of associates	651	15

Investment of ACeS Philippines in AIL

As at December 31, 2006, ACeS Philippines had a 20% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among other things, assigned to the banks as collateral all of its tangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a rescheduling agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012, see Note 20 – Related Party Transactions.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

On September 1, 2006, AIL and PT Asia Cellular Satellite signed a Term Sheet, or Banks Term Sheet, with a majority of the banks that will be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended and Restated Credit Agreement with AIL’s bank creditors.

Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Founder NSP Air Time Purchase Agreement and to re-denominate AIL debt into non-interest bearing subordinated convertible bonds maturing in 2015; to amortize a senior term loan with a final maturity on August 1, 2013 and a junior term loan with payments on August 1, 2014 and 2015.

Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, PLDT (through ACeS Philippines) signed an agreement to purchase LMGT Holdings (ACeS), Inc., or LMGT, and Martin Marietta Overseas Corporation’s, or MMOC, 50% equity and debt interest in AIL, for US$750,000 in accordance with a notice of proposed transfer issued by LMGT dated December 22, 2006 pursuant to a right of first refusal under the AIL Shareholders’ Agreement.

Investment of Mabuhay Satellite in Mabuhay Satellite Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila II Satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Stradcom Corporation is currently undertaking the issuance of Asset-Backed Bonds amounting to Php1.6 billion intended for debt refinancing and general corporate purposes, including working capital and investments.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php502 million. Of the total subscription price, Php427 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 25.5% as at December 31, 2006.

Philweb is primarily engaged in internet-based gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As of the end of December 2006, Philweb offers Internet Sports Betting in over 230 PAGCOR Internet Sports Betting Stations and over 40 Internet Casino Stations nationwide.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Philippine Securities and Exchange Commission, or PSEC, on August 8, 2000 to provide: (a) a business-to-business electronic purchasing marketplace to link buyers and suppliers of goods services over the Internet; (b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before
August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

On June 30, 2003, ePLDT signed a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which does laser printing and enveloping services for statements, bills and invoices, and other value-added services - for companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million. The stock dividends were issued from the increase in authorized capital stock of ePDS which was approved by the PSEC in June 2006.

The following table presents summarized financial information in conformity with PFRS for equity investees for which we have significant influence as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.

	2006	2005
	(in million pesos)
Noncurrent assets	1,333	1,388
Current assets	1,122	652
Capital deficiency	(9,618)	(10,787)
Noncurrent liabilities	10,029	11,242
Current liabilities	2,044	1,585

	2006	2005	2004
	(in million pesos)
Revenues	624	774	1,299
Revenues less cost of revenues	483	615	1,013
Expenses	390	472	592
Net (loss) income	(321)	471	(19)

10. Investment Properties

	2006	2005
	(in million pesos)
Balance at beginning of year	701	743
Disposals	(112)	(15)
Net loss from fair value adjustments	(2)	(27)
Balance at end of year	587	701

Investment properties are stated at fair values, which has been determined based on the latest valuations performed by an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation, in accordance with international valuation standards.

11. Goodwill and Intangible Assets

Movements in goodwill and intangible assets during the periods are as follows:

	2006			2005
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of year	1,942	1,991	3,933	1,934	1,991	3,925
Additions during the year	8,720	1,551	10,271	8	–	8
Translation adjustments	137	20	157	–	–	–
Balance at end of year	10,799	3,562	14,361	1,942	1,991	3,933

Accumulated amortization and impairment:
Balance at beginning of year	438	446	884	438	181	619
Amortization during the year	–	448	448	–	265	265
Impairment during the year	–	50	50	–	–	–
Translation adjustments	–	(20)	(20)	–	–	–
Balance at end of year	438	924	1,362	438	446	884
Net balance	10,361	2,638	12,999	1,504	1,545	3,049

Smart’s acquisition of Wolfpac

Intangible assets include a technology application with an estimated useful life of three years arising from the acquisition of Wolfpac and certain intangible assets arising from the acquisition of Smart Broadband in 2004. In December 2005, an independent appraiser completed the valuation work for certain of Smart Broadband’s intangible assets and determined goodwill amounting to Php1,416 million at the time of acquisition. Smart Broadband’s intangible asset composition and estimated useful lives were revised as follows:

Licenses	18 years
Spectrum	15 years
Technology	5 years
Customer base	3 years

ePLDT’s acquisition of Level Up!

On February 16, 2006, ePLDT entered into a sale and purchase agreement to acquire 60% of Level Up!, a leading publisher of online games in the Philippines, for a total consideration of Php383 million. Post-closing conditions were completed on April 30, 2006. In August 2006, the Shareholders Agreement and Share Purchase Agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% of Level Up! at the aforementioned original purchase price. As at purchase date, the net cash outflow on acquisition was Php348 million, representing cash payments of Php383 million net of cash acquired from Level Up! of Php35 million, and incidental cost of Php2 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values. The fair values of the identifiable acquired assets and liabilities of Level Up! as of April 30, 2006, are as follows:

(in million pesos)
Cash and cash equivalents	35
Trade and other receivables	8
Inventories and supplies	1
Prepayments and other current assets	20
Property, plant and equipment	129
Intangible assets	185
Goodwill	597
Other noncurrent assets	7
982
Accounts payable	21
Accrued and other current liabilities	66
Unearned revenues	38
Due to related parties	110
Capital lease liability	49
Deferred tax liability	60
344
Minority interest	255
Net assets acquired	383

Intangible assets, as determined by an independent appraiser, pertaining to Level Up!’s game license agreements for Ragnarok, ROSE Online, RF Online and Freestyle amounted to Php185 million with an estimated remaining useful life of 5.67 years. Level Up! was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php597 million in 2006. Goodwill pertains to assembled workforce and other unidentified intangible assets that did not qualify as intangible assets under PAS 38, “Intangible Assets”. As of December 2006, ePLDT has provided impairment in value of its intangble assets in Level Up! amounting to Php50 million, representing a write-down of such intangible assets to recoverable amounts using the value in use approach. Value in use was based on the discounted cash flow projections using the most recent financial forecast approved by our management.

ePLDT’s acquisition of SPi

On July 10, 2006, ePLDT entered into a sale and purchase agreement to acquire 100% of SPi and its direct and indirect Philippine and offshore subsidiaries for a total consideration of US$135 million in cash. As part of the transaction, ePLDT also acquired a US$7 million debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million to SPi in order for SPi to fully pay its debt owed to DBS Bank Singapore. As at December 31, 2006, the net cash outflow on acquisition was Php8,162 million, representing cash payments of Php8,247 million net of cash acquired from SPi of Php85 million, and incidental cost of Php90 million.

SPi is the second largest pure-play BPO Company and the ninth largest independent BPO service provider worldwide. It has operations in 19 locations in North America, Europe and Asia. Its customers include Fortune 100 companies, non-profit organizations and government agencies in the financial services, healthcare, legal and publishing markets.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of SPi at the time of acquisition are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(in millions)
Cash and cash equivalents	1	85
Trade and other receivables	13	714
Prepayments and other current assets	4	214
Property, plant and equipment	19	999
Other noncurrent assets	1	34
Intangible assets	18	956
Goodwill	130	6,798
	186	9,800
Accounts payable	2	118
Short-term borrowings	2	129
Accrued and other current liabilities	16	821
Other noncurrent liabilities	1	45
Deferred income tax liability	7	350
	28	1,463
Net assets	158	8,337

(1) Converted to Philippine Peso using the exchange rate at the time of purchase.

Intangible assets, as determined by an independent appraiser, amounted to Php956 million relating to SPi’s customer relationships and self-developed software with estimated remaining useful lives of 7 and 4 years, respectively. Intangible assets were fully consolidated to ePLDT.

SPi was accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php6,798 million, of which Php3,557 million was SPi’s existing goodwill prior to ePLDT’s acquisition. Goodwill pertains to the assembled workforce of SPi and other unidentified intangible assets that did not qualify as intangible assets under PAS 38.

ePLDT’s acquisition of CyMed

On August 11, 2006, ePLDT, through its direct subsidiary SPi, entered into a sale and purchase agreement to acquire 100% of CyMed for an aggregate purchase price of US$35 million inclusive of certain debt obligations. CyMed is a leading medical transcription company based in Richmond, Virginia that provides medical transcription services and technology products through proprietary processes based on Six Sigma quality management principles. The company currently serves over 400 healthcare systems, independent hospitals, and government-affiliated clinics across the United States. CyMed employs 650 US-based staff members and has offices in Virginia, Tennessee and Ohio. As at August 15, 2006, the net cash outflow related to this acquisition was Php1,773 million, representing cash payments of Php1,830 million and cash acquired from CyMed amounting to Php57 million. Total cash payments include purchase price consideration of Php1,715 million, working capital amounts and other net debt adjustments totaling Php102 million and incidental cost of Php13 million.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of CyMed at the time of acquisition, assessed to be equal to their book values, are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(in millions)
Cash and cash equivalents	1	57
Trade and other receivables	3	148
Prepayments and other current assets	1	20
Property, plant and equipment	1	39
Intangible assets	7	364
Goodwill	27	1,325
Deferred income tax	1	30
Notes receivable	2	108
	43	2,091
Accounts payable and other current liabilities	2	72
Long-term debt	4	189
	6	261
Net assets	37	1,830

(1) Converted to Philippine Peso using the exchange rate at the time of purchase.

CyMed has been accounted for in the consolidated financial statements using the purchase method of accounting, which resulted in goodwill amounting to Php1,325 million, of which Php110 million was Cymed’s existing goodwill prior to ePLDT’s acquisition. Goodwill pertains to assembled workforce of CyMed and other unidentified intangible assets that did not qualify as intangible assets under IAS 38.

Intangible assets pertaining to Cymed’s customer relationship was determined at Php337 million with an estimated useful life of 5 years. Intangible assets was valued by an independent appraiser.

Other intangible assets consist of:

	December 31, 2006			December 31, 2005
	Gross		Net	Gross		Net
	Carrying Amount	Accumulated Depreciation		Carrying Amount	Accumulated Depreciation
	(in million pesos)
Customer list	1,617	(172)	1,445	109	(48)	61
Spectrum	1,205	(187)	1,018	1,205	(107)	1,098
Technology application	601	(471)	130	544	(281)	263
Licenses	139	(94)	45	133	(10)	123
	3,562	(924)	2,638	1,991	(446)	1,545

The future amortization of other intangible assets as at December 31, 2006 are as follows:

(in million pesos)
2007	691
2008	303
2009	289
2010	257
2011	255
2012 and onwards	843
Balance at end of year	2,638

Impairment Testing of Goodwill

Goodwill from Smart Broadband Acquisition

The test for recoverability of Smart’s goodwill was applied to an asset group, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Although revenue streams may be segregated between Smart and SBI through subscribers availing themselves of their respective cellular and wireless broadband services, the cost items and cash flows are difficult to carve out, largely due to the significant portion of shared and common-used networks/platforms. In the case of SBI, it provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone. With the common use of wireless assets with Smart in providing wireless services, the lowest asset group for Smart Broadband for which cash flows are clearly identified from other groups of assets will be Smart’s wireless business segment.

Our wireless business segment has been our largest revenue and cash flow contributor since 2003. As such, there is no impairment of our wireless business segment. As at December 31, 2006, the recoverable amount of this segment is determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by Smart’s Management covering a 5-year period from 2007 to 2011. The pre-tax discount rate applied to cash flow projections is 10.6% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

The calculation of value in use for Smart’s wireless business segment was based on the following assumptions: (a) usage revenues - usage revenues for 2007 were based on the annualized actual year-to-date results available at the time the budget was prepared in 2006; (b) usage revenues were assumed to grow at an average rate of 5% per annum from 2007 to 2011; (c) average capital expenditures per year were assumed at Php8.6 billion from 2007 to 2011; (d) the discount rate used was the weighted average cost of capital; and (e) the growth rate used for cash flows beyond the budget period was based on published industry research.

Goodwill from SPI Acquisition and its Subsidiary Cymed

The goodwill acquired through the SPi, and CyMed transactions was allocated to each of the cash generating units of those businesses namely, healthcare, litigation and publishing, for impairment testing.

As at December 31, 2006, we determined that there would be no impairment loss recognized for each of the cash generating units since the recoverable amount exceeded the carrying amount of the individual assets. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets/forecasts approved by management, which management believes are reasonable and are management’s best estimate of the range of economic conditions that will exist over the remaining useful life of the asset.

In determining the appropriate discount rate to be applied, our weighted average cost of capital was used and adjusted for the: (a) difference in currency; and (b) specific risks associated with the assets or business of a cash generating unit.

Management assessed the reasonableness of the assumptions by examining the causes of differences between actual 2006 cash flow and budgeted/projected cash flows, with a particular emphasis on the observed trends towards the last quarter of 2006.

12. Notes Receivable

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT granted a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Upon maturity of the loan, which is at the end of seven years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$6.1 million. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name to TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT granted another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at December 31, 2006, the aggregate loans of ePLDT to TSSI amounted to US$6.2 million.

TSSI has been incurring losses from the start of operations due to delays in its projects. On this basis, we recognized a full impairment provision in respect of our notes receivable from TSSI amounting to Php346 million.

13. Cash and Cash Equivalents

This account consists of:

	2006	2005
	(in million pesos)
Cash on hand and in banks	4,299	6,496
Temporary cash investments	13,454	23,563
	17,753	30,059

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

14. Trade and Other Receivables

This account consists of receivables from:

	2006	2005
	(in million pesos)
Customers and carriers	24,324	25,222
Others (Notes 20, 22 and 23)	2,384	1,159
	26,708	26,381
Less allowance for doubtful accounts	16,770	18,525
	9,938	7,856

Movements in the allowance for doubtful accounts are as follows:

	2006	2005	2004
	(in million pesos)
Balance at beginning of year	18,525	18,070	14,307
Provision for the year	736	2,251	3,955
Business combinations	71	–	–
Translation adjustments	(24)	(16)	–
Reversal	(654)	(11)	–
Write-offs	(1,884)	(1,769)	(192)
Balance at end of year	16,770	18,525	18,070

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which US$3 million and US$20 million remained outstanding as at December 31, 2006 and 2005, respectively, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$6 million (Php272 million) and US$11 million (Php586 million) for the years ended December 31, 2006 and 2005, respectively. Loss on sale of receivables under the RPD amounted to US$0.5 million (Php27 million) for the year ended December 31, 2006 and US$1 million (Php75 million) for the years ended December 31, 2005 and 2004.

15. Inventories and Supplies

This account consists of:

	2006	2005
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	556	806
At cost	719	1,024
Spare parts and supplies:
At net realizable value	513	493
At cost	1,397	1,376
Others:
At net realizable value	161	249
At cost	161	249
At lower of cost or net realizable value	1,230	1,548

16. Equity

The movement of PLDT’s capital account for 2004, 2005 and 2006 was:

	Preferred Stock – Php10 par value
	Series A to FF	III	IV	Total Preferred Stock		Common Stock – Php5 par value
	No. of Shares				Amount	No. of Shares	Amount
	(in millions)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2004	410	5	36	451	Php4,505	169	Php847
Issuance	1	–	–	1	9	–	2
Conversion	(2)	–	–	(2)	(17)	1	2
Balance at December 31, 2004	409	5	36	450	Php4,497	170	Php851

Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	3	1	2
Conversion	(2)	(5)	–	(7)	(67)	10	51
Balance at December 31, 2005	407	–	36	443	Php4,433	181	Php904

Balance at January 1, 2006	407	–	36	443	Php4,433	181	Php904
Issuance	–	–	–	–	2	–	–
Conversion	(1)	–	–	(1)	(11)	8	38
Balance at December 31, 2006	406	–	36	442	Php4,424	189	Php942

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2006, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall be deemed appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On December 6, 2005, the Board of Directors designated 100,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006.

On January 30, 2007, the Board of Directors designated 150,000 shares of serial preferred stock as Series HH 10% Cumulative Preferred Stock for issuance throughout December 2009.

Confirmation of exemption of SIP Series FF, GG and HH under Section 10.2 of the Securities Regulation Code is still pending with the SEC.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200
Series III Convertible Preferred Stock into shares of PLDT Common Stock. The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including:
(i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19 a share; (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock; and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

As at December 19, 2005, as a result of PLDT’s issuance of a notice of mandatory conversion, all of the outstanding shares of Series III Convertible Preferred Stock were voluntarily and mandatorily converted into shares of PLDT Common Stock wherein each share of Series III Convertible Preferred Stock was converted into 1.7129 shares of Common Stock. A total of 7,907,032 shares of PLDT’s Common Stock were issued as a result of the voluntary and mandatory conversions of all of the Series III Convertible Preferred Stock.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

17. Interest-bearing Financial Liabilities

This account consists of the following:

	2006	2005
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 24)	63,771	84,860
Obligations under capital lease (Notes 8 and 24)	106	344
Preferred stock subject to mandatory redemption (Note 24)	1,369	11,974
	65,246	97,178

Current portion of interest-bearing financial liabilities:
Notes payable	205	–
Long-term debt maturing within one year (Note 24)	16,183	18,684
Obligations under capital lease maturing within one year (Notes 8 and 24)	924	754
	17,312	19,438

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	2006	2005
	(in million pesos)
Long-term debt	5,953	8,829
Obligations under capital lease (Note 8)	542	602
Preferred stock subject to mandatory redemption	260	3,916
Total unamortized debt discount	6,755	13,347

The following table describes all changes to unamortized debt discount as at December 31, 2006 and 2005.

	2006	2005
	(in million pesos)
Unamortized debt discount at beginning of year	13,347	18,581
Revaluations	(595)	(1,114)
Additions during the year	50	198
Settlements and conversions during the year	(2,733)	(1,436)
Accretion during the period charged to interest expense (Note 5)	(3,314)	(2,882)
Unamortized debt discount at end of year	6,755	13,347

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2006		2005
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2006 and 5.65% - 8.03% and US$ LIBOR + 0.55% - 2.5% in 2005	US$201	Php9,877	US$254	Php13,489
Finnvera, Plc, or Finnvera	7.53% - 7.75% and US$ LIBOR + 0.05% in 2006 and 6.36% - 7.75% and US$ LIBOR + 0.05% - 1.425% in 2005	69	3,381	105	5,552
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1% in 2006 and in 2005	25	1,215	49	2,612
Others	5.83% - 6.60% and US$ LIBOR + 0.15% - 1.60% and GOVCO’s cost + 0.20% in 2006 and 5.83% - 7.89% and US$ LIBOR + 0.15% - 4.3% in 2005	10	508	28	1,473
		305	14,981	436	23,126
Fixed Rate Notes	7.85% - 11.375% in 2006 and 2005	835	40,972	987	52,354
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2006 and 2005	176	8,615	165	8,748
GSM Network Expansion Facilities	4.49% - 4.70%, US$ LIBOR + 0.815% - 3.25% in 2006 and 4.49% and US$ LIBOR + 3.25% in 2005	194	9,509	86	4,562
Others	US$ LIBOR + 0.40% - 3.625% and 1.75% - 10% in 2006 and US$ LIBOR + 0.40% - 3.625% and 1.75% in 2005	10	487	18	978
Restructured Loans	US$ LIBOR + 1% in 2006 and 2005	–	–	90	4,767
Satellite Acquisition Loans	5.66% and US$ LIBOR + 1.75% - 2.75% in 2006 and 5.66% and US$ LIBOR + 1.75% in 2005	42	2,083	57	3,040
		US$1,562	76,647	US$1,839	97,575

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125% in 2006 and 2005	JP¥–	–	JP¥6,970	3,139
Export Credit Agency-Supported Loan – NEXI Supported Loan	JP¥ LIBOR + 1.70% in 2006 and 2005	–	–	1,573	709
		JP¥–	–	JP¥8,543	3,848

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	15% - 15.816% in 2006 and 14% - 15.816% in 2005		808		1,576
Term Loans:
Secured Term Loans	24% - 28% and 90-day PHIBOR + 3% in 2006 and 24% and 90-day PHIBOR + 3% in 2005		11		166
Other Unsecured Term Loans	MART1 + 0.75% in 2006		2,488	–	–
Restructured Loans	91-day T-Bill rate + 1% in 2006 and 2005		–		379
			3,307		2,121
			79,954		103,544
Less portion maturing within one year			16,183		18,684
Total long-term debt			Php63,771		Php84,860

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2006 are as follows:

	U.S. Dollar Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2007	327	16,032	289	16,321
2008	147	7,211	555	7,766
2009	294	14,429	556	14,985
2010	71	3,471	1,366	4,837
2011	15	728	555	1,283
2012 and onwards	830	40,715	–	40,715
	1,684	82,586	3,321	85,907

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2006, we owed US$201 million aggregate principal amount of debt to KfW, as follows:

  US$153 million provided under various export credit agency-backed facilities, of which US$43 million was in connection with our expansion and service improvement programs, and US$110 million in connection with the US$149 million refinancing facility discussed below; and

  US$48 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php6,864 million) under this facility as at December 31, 2006. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$72 million will mature in 2007, US$55 million will mature in 2008, US$43 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

As at December 31, 2006, US$70 million (US$69 net of unamortized discount of US$1.1 million) or Php3,433 million (Php3,381 million net of unamortized discount of Php52 million) principal amount of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guaranty from Finnvera, the Finnish export credit agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. This is the only remaining outstanding facility guaranteed by Finnvera. Other Finnvera-guaranteed GSM loan facilities were already fully paid in the aggregate amount of US$16.5 million for GSM Phases 3 and 4 loan facilities on April 28, 2006, and in the aggregate amount of US$5.8 million for GSM Phases 1 and 2 loan facilities on October 31, 2005.

The US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid last March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$20 million will mature in 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at December 31, 2006 was US$25 million.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France and Italy, in the aggregate outstanding principal amount of US$8 million as at December 31, 2006. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$2 million. Of the amounts outstanding under these loans, US$9 million will mature in 2007 and US$1 million will mature in 2008.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2006 and 2005:

Principal Amount	Interest Rate	Maturity Date	2006	2005
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php14,523	US$296	Php15,700
US$250,000,000	11.375%	May 15, 2012	244	11,963	243	12,902
US$167,000,000	10.500%	April 15, 2009	166	8,149	174	9,223
US$110,068,000	7.850%	March 6, 2007	110	5,396	138	7,320
US$ 19,310,000	10.625%	May 15, 2007	19	941	21	1,105
US$112,168,000	9.250%	June 30, 2006	–	–	115	6,104
			US$835	Php40,972	US$987	Php52,354

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

As at December 31, 2006, outstanding balance of these loans amounted to US$283.2 million (US$175.6 million net of unamortized discount of US$107.6 million) or Php13,892 million (Php8,615 million net of unamortized discount of Php5,278 million).

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM Equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004, of which US$62 million and US$ 83 million remained outstanding as at December 31, 2006 and 2005, respectively. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million supported by Finnvera. The NIB loan balance of US$12.0 million was prepaid in full on December 8, 2005, and the FMO loan balance of US$4.09 million was prepaid in full on March 1, 2006.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus 0.815% margin per annum. The facility was drawn on July 11, 2006 for the full amount of US$30 million at a floating interest of 6.445% (5.63% Libor + .815% per annum margin). The first installment payment will commence on January 11, 2007. The full US$30 million amount remained outstanding as at December 31, 2006.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn in February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at December 31, 2006, US$59 million remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar Term Loan Facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank, Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a CIRR Fixed rate of 4.05% per annum. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The first installment will commence on January 16, 2007 with final repayment on July 15, 2011. As at December 31, 2006, the US$44.2 million loan remains outstanding.

Other Term Loan

On December 1, 2001, CyMed availed itself of a 6-year non-interest bearing advances from certain officers of the company to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at December 31, 2006 amounted to US$0.8 million, which is payable quarterly until December 31, 2009.

Undrawn Facilities

On October 16, 2006, Smart signed a U.S. Dollar Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM Facility for an amount of US$50 million. The facility is a 5 year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at 3-month LIBOR plus 0.75% per annum margin.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring, 50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock, which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII Convertible Preferred Stock was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock. Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt, and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became their participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

Additional creditors participated in the debt restructuring plan, such that only convertible bonds with principal amount of US$0.7 million remain unrestructured and presented as part of current portion of interest-bearing financial liabilities.

Piltel’s residual long-term debt to third parties consists of:

Description	2006		2005
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php–		Php190
15 year Tranche C		–		189
		–		379
U.S. Dollars
10 year Tranche B	US$–	–	US$8	400
15 year Tranche C	–	–	7	395
15 year Conversion Notes Facility	–	–	75	3,972
	US$–	–	US$90	4,767
Total		–		5,146
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	45	US$1	49
Total		45		5,195
Less portion maturing within one year		45		103
		Php–		Php5,092

On June 5, 2006, Piltel made a partial voluntary prepayment of principal under its Peso bank facility, U.S. dollar bank facility, various Trade Creditor Facilities and Notes Indenture. The voluntary prepayment was made in lieu of depositing Excess Cash Flow from the operations of Piltel’s business into a Sinking Fund Account. The aggregate voluntary prepayment amount was Php9,325 million (Php6,393 million to Smart and Php2,932 million to third party creditors) or US$176 million (US$121 million to Smart and US$55 million to third party creditors), which was applied proportionally to the various debt facilities as set out in the Intercreditor Agreement dated June 4, 2001 or the Intercreditor Agreement.

On December 4, 2006, Piltel prepaid the outstanding balance of its restructured principal debt under its Peso bank facility, U.S. Dollar bank facility, Peso Term Note facility, various Trade Creditor Facilities and Notes Indenture in the aggregate amount of Php11,631 million (Php8,061 million to Smart and Php3,570 million to third party creditors) or US$233 million (US$161 million to Smart and US$72 million to third party creditors). Piltel obtained approval from the Bangko Sentral ng Pilipinas to source dollar payment from authorized agent banks.

The following is a summary of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Piltel’s restructured obligations were secured by substantially all present and future assets of Piltel under the MTI dated June 4, 2001 between Piltel and JPMorgan Chase Bank, N.A. (Manila Branch) Bank as Security Agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Notes Facility) shared equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note facility shared equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and by the NTC on May 18, 2001.

On July 7, 2006, Piltel, PLDT and JPMorgan Chase Bank, N.A. (Manila Branch), as Security Agent on behalf of the Finance Parties under the Intercreditor Agreement, agreed to certain amendments thereto to allow the amendment of any term of the MTI and the release and sale of certain properties or assets from the security interests created by the MTI upon the instructions of the creditor representatives. On the same date, and following the effectivity of the amendment of the Intercreditor Agreement, Piltel and JP Morgan Chase Bank, N.A., executed an Amendment to the MTI, pursuant to which Piltel is allowed to sell or dispose of certain categories of assets or properties with the consent of the Majority Bank Creditors, the Majority Trade Creditors and the Trustee under the MTI, provided, however that for as long as Avenue Asia holds a majority of Piltel’s Conversion Notes, prior consent of Avenue Asia will be required for (i) any sale or disposition of any of the real properties of Piltel, and (ii) any sale or disposition of assets to Smart, PLDT or any of its affiliates.

Although Piltel fully paid its restructured debts on December 4, 2006, the MTI remains in effect for holders of convertible bonds due 2006 issued by PIHC and guaranteed by Piltel who did not participate in the debt restructuring plan. However, since the bondholders who did not participate in the debt restructuring plan did not accept the stipulations in their favor granting them a security interest under the MTI, Piltel and the Security Agent can revoke and withdraw such stipulations. Following such revocation and withdrawal of the stipulations in the MTI in favor of the non-accepting bondholders, Piltel and the Security Agent can terminate the MTI and release all assets of Piltel which were used as security for the restructured debts under the MTI.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. As at December 31, 2006, the remaining outstanding loan amounted to US$10 million (Php511 million).

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit which as at December 31, 2006 had an aggregate stated value not exceeding US$11 million (Php527 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$32 million (Php1,572 million), which will mature on various dates from 2006 to 2007.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

As at December 31, 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. All outstanding amounts related to this loan were repaid in full on September 21, 2006.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which all outstanding amounts were repaid in full on June 13, 2006.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million matured on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

Php5 Billion Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, made up of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network improvement and expansion.

Term Loans

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning in 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into a three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, dated March 15, 2004, with Asia United Bank – Trust and Investments Group, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at December 31, 2006, the outstanding balance of this loan amounted to Php11 million which will mature in March 2007.

Php149 Million Term Loan Facility

In January 2006, Vocativ, a wholly-owned call center subsidiary of ePLDT, partially prepaid Php89 million out of its outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. Under the terms of the loan, principal payment is to be paid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. The remaining balance of Php20 million was pre-terminated in April 2006.

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Peso Term Loan Facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a 5 year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at 3-month MART plus 0.75% per annum margin. The facility was drawn on December 10, 2006 for the full amount of Php2,500 million at a floating interest of 6.0232% (5.2732% three months MART1 + 0.75% per annum margin). The first installment will commence on September 11, 2007 with final repayment on December 9, 2011. The full amount of Php2,500 million (Php2,488 million net of unamortized discount of Php12 million) was outstanding as at December 31, 2006.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 96% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments;
(d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) creating any lien or security interest; (i) permitting set-off against amounts owed to PLDT; (j) merging or consolidating with any other company; (k) entering into transactions with stockholders and affiliates; and (l) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.5:10, a debt to EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2006 convertible bonds with a principal amount of US$0.7 million had fallen due for payment and had not been paid. These bonds represent the sole unrestructured borrowings of Piltel. Piltel’s failure to redeem the convertible bonds when they fell due does not cause a default under the debt arrangements of any other member of the PLDT group. Piltel is working to identify the holders of the convertible bonds so that it can finalize redemption arrangements.

The Credit and Omnibus Agreements of Mabuhay Satellite impose several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2006, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases as at December 31, 2006 are as follows:

Year	(in million pesos)
2007	1,523
2008	38
2009	10
2010 and onwards	1
Total minimum lease payments	1,572
Less amount representing interest	542
Present value of net minimum lease payments	1,030
Less obligations under capital lease maturing within one year (Note 8)	924
Long-term portion of obligations under capital lease (Note 8)	106

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as PLDT has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. In response, the DOTC, in a letter dated October 17, 2005, informed PLDT that pursuant to Executive Order No. 269, series of 2004, dated January 12, 2004, the existing communications programs and projects implemented by DOTC were transferred to the Commission on Information and Communications Technology, or CICT, and that the DOTC had forwarded to CICT PLDT’s letter dated September 28, 2005. In a letter dated March 24, 2006, the CICT informed PLDT that the CICT poses no objection on PLDT’s stated intentions and preference to refer the unresolved and outstanding issues to the Philippine Dispute Resolution Center, Inc., or PDRCI, per the arbitration clause of the lease agreement. On June 27, 2006, a Request for Arbitration dated June 1, 2006 was filed by PLDT with the PDRCI. On November 15, 2006, DOTC has filed its Answer to the said Request for Arbitration. As at December 31, 2006, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php21 million and Php735 million, respectively.

Piltel also entered into an agreement for the financial lease of the Palawan Telecommunications System of the Municipal Telephone Public Office with the DOTC on September 3, 1994. The Municipal Telephone Public Office Contract is a 30-year contract for Piltel to lease facilities for public call office stations in the Palawan area, with revenues going to Piltel. In consideration, Piltel pays the DOTC an escalating annual lease fee. As at December 31, 2006, Piltel’s aggregate remaining obligation under this agreement was approximately Php477 million.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have capital lease obligations in the aggregate amount of Php237 million as at December 31, 2006 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for 2006 and 2005 are as follows:

	2006				2005
	Series V	Series VI	Series VII	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of year	272	6,321	5,381	11,974	2,103	6,440	6,072	14,615
Conversion	(224)	(5,253)	(5,543)	(11,020)	(2,083)	(507)	–	(2,590)
Accretion	13	481	282	776	252	782	451	1,485
Revaluation	–	(241)	(120)	(361)	–	(394)	(1,142)	(1,536)
Balance at end of year	61	1,308	–	1,369	272	6,321	5,381	11,974

PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received, on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock, will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Convertible Preferred Stock Series VI and VII, was designated as a debt instrument with embedded call options. The fair value of the Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately, see Note 2 – Summary of Significant Accounting Policies and Practices and Note 24 – Financial Assets and Liabilities. The residual amount was assigned as liability components and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest as at December 31, 2006, 2005 and 2004 amounted to Php776 million, Php1,485 million and Php1,556 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php1,369 million and Php11,974 million as at December 31, 2006 and 2005, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2006 and 2005, 10,937,309 shares and 3,376,743 shares, respectively, of the Convertible Preferred Stock have been voluntarily converted into PLDT common shares. On August 18, 2006, all 3,842,000 shares of Series VII Convertible Preferred Stock have been voluntarily converted into PLDT common shares. The outstanding shares of Series V and VI Convertible Preferred Stock as at December 31, 2006 were 46,047 and 875,188, respectively. The aggregate redemption value of the outstanding Series V and VI Convertible Preferred Stock amounted to Php1,629 million and Php15,890 million as at December 31, 2006 and 2005, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php130 million, Php251 million and Php284 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Notes Payable

In 2006, SPi obtained unsecured dollar-denominated short-term notes payable from various local commercial banks amounting to US$3.7 million. Interest on the notes range from 7.4% to 9.2% of the outstanding balance per annum and the notes are payable within an average of 150 days from the availment date. The outstanding balance of Php205 million as at December 31, 2006 will mature in various months in 2007.

18. Other Noncurrent Liabilities

This account consists of:

	2006	2005
	(in million pesos)
Accrual of capital expenditures under long-term financing	5,646	5,769
Asset retirement obligations (Note 8)	831	752
Prepayments received under receivable purchase facility (Note 14)	205	976
Unearned revenues	63	71
Others	836	32
	7,581	7,600

19. Accrued Expenses and Other Current Liabilities

This account consists of:

	2006	2005
	(in million pesos)
Accrued utilities and related expenses	8,078	5,559
Accrued employee benefits (Note 21)	7,474	1,760
Accrued interest and other related costs (Notes 17 and 20)	1,768	2,003
Accrued taxes and related expenses	754	760
Payable in installment purchase of equity investment (Note 11)	–	1,278
Others	1,083	1,946
	19,157	13,306

20. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Under the Standstill Agreement, payments made to AIL under the Air Time Purchase Agreement were based on billings of actual usage pending final agreement on the terms of the proposed amendment to the Air Time Purchase Agreement.

On September 1, 2006, AIL, PT Asia Cellular Satellite and Inmarsat reached an agreement to pool their resources to develop product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) the AIL performing the role of wholesale and retail distributor of products and services.

PLDT, likewise, signed a Gateway Services Agreement with Inmarsat, whereby PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite signed a Term Sheet, or Banks Term Sheet, with a majority of the banks that will be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended and Restated Credit Agreement with AIL’s bank creditors.

Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Founder NSP Air Time Purchase Agreement and to re-denominate AIL debt into non-interest bearing subordinated convertible bonds maturing in 2015; to amortize a senior term loan with a final maturity on August 1, 2013 and a junior term loan with bullet payments on August 1, 2014 and 2015.

Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, PLDT (through ACeS Philippines) signed an agreement to purchase LMGT and MMOC’s 50% equity and debt interest in AIL, respectively for US$750,000 in accordance with a notice of proposed transfer issued by LMGT dated December 22, 2006 pursuant to a right of first refusal under the AIL Shareholders’ Agreement.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2006 and 2005 and for the three years ended December 31, 2006, 2005 and 2004 are as follows:

1. Cooperation Agreement with First Pacific and certain affiliates, or FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a W-CDMA mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with DoCoMo.

•         Additional Rights of DoCoMo. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to certain additional rights under the Cooperation Agreement.

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the board of directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT board of directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between DoCoMo and Smart

An Integrated i-mode Service Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode service package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. The initial license fee paid as at December 31, 2006 amounted to Php53 million.

3. Advisory Services Agreement between DoCoMo and PLDT

An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement between PLDT and DoCoMo. Pursuant to the Agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, the agreement governs the terms and conditions of the appointments and the corresponding fees related thereto. The initial license fee paid as at December 31, 2006 amounted to Php12 million. Outstanding liability under this agreement amounted to Php32 million as at December 31, 2006.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003 and March 31, 2005, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php184 million, Php256 million and Php336 million for the years ended December 31, 2006, 2005 and 2004, respectively. As at December 31, 2006 and 2005, outstanding obligations of PLDT amounted to Php18 million and Php23 million, respectively.

5. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the Technical Assistance Agreement extending the effectivity of the terms thereof to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% technical service fees payable by Smart to ALBV, effective January 1, 2005.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which will automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php591 million, Php567 and Php507 million for the years ended December 31, 2006, 2005 and 2004, respectively. Outstanding obligations of Smart under these agreements amounted to Php128 million and Php194 million as at December 31, 2006 and 2005, respectively. Outstanding prepaid management fees as at December 31, 2006 and 2005 amounted to Php869 million and Php920 million, respectively.

6. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php360 million, Php468 million and Php488 million for the years ended December 31, 2006, 2005 and 2004, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	2006	2005	2004
	(in million pesos)
Short-term employee benefits	698	591	436
Share-based payments (Note 21)	978	372	228
Post-employment benefits	30	29	21
	1,706	992	685

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

21. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT had been reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	2006	2005
Balance at beginning of year	197,500	536,589
Exercised shares*	(78,466)	(335,605)
Cancellations/forfeitures	–	(3,484)
Balance at end of year	119,034	197,500

* Based on date of payment of exercised shares.

As at December 31, 2006, options covering a total of 750,816 shares had been exercised by certain officers and executives at an exercise price of Php814 per share.

The fair value of the ESOP plan was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of option, exercise share price of Php814, and a weighted average share price of Php870 for the 1999 Grant and of Php315 for the 2002 Grant as at valuation date. Total fair value of shares granted amounted to Php359 million as at December 31, 2006 and 2005. No fair value of options were recognized as an expense for the years ended December 31, 2006 and 2005.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP was originally a four-year cash-settled share based plan covering the period January 1, 2004 to December 31, 2007. The payment was intended to be made at the end of the plan period (without interim payments) contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which was the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, was approximately 15% per annum compounded for the plan period.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the 2007-2009 plan. As a result of the establishment of the new LTIP, the Board of Director also approved the early vesting of the current LTIP by the end of 2006.

The fair value of the LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, the remaining life of options and the share price capped at Php2,300.00 as at December 31, 2006. Incentive cost per share as at December 31, 2006 and 2005 amounted to Php1,350.00 and Php1,044.01, respectively. The fair value of the LTIP recognized as an expense for the years ended December 31, 2006, 2005 and 2004 amounted to Php3,150 million, Php1,214 million and Php631 million, respectively. As at December 31, 2006 and 2005, total LTIP liability amounted to Php5,030 million and Php1,880 million, respectively.

Movements in the number of share appreciation rights outstanding under the LTIP are as follows:

	2006	2005
Balance at beginning of year	3,884,406	3,685,959
Cancellations/forfeitures	(140,449)	(294,982)
Awards	–	493,429
Balance at end of year	3,743,957	3,884,406

Pension

Defined Benefit Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, Inc., which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net of pension cost and average assumptions used in developing the valuation are as follows:

	2006	2005	2004
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	7,652	6,924	6,008
Service cost	478	689	401
Interest cost	895	453	539
Benefits paid	(594)	(495)	(819)
Actuarial loss (gain)	4,827	81	787
Liabilities of newly acquired subsidiaries	56	–	8
Benefit obligation at end of year	13,314	7,652	6,924

Change in plan assets:
Fair value of plan assets at beginning of year	5,154	4,449	3,928
Actual return on plan assets	541	475	376
Employer’s contribution	320	633	883
Benefits paid	(590)	(495)	(819)
Actual gains on plan assets	343	92	81
Fair value of plan assets at end of year	5,768	5,154	4,449
Funded status	7,546	2,498	2,475
Unrealized net transition obligation	(1)	(61)	(120)
Unrecognized net actuarial gain	(4,657)	(162)	(176)
Accrued benefit cost	2,888	2,275	2,179

Components of net periodic benefit cost:
Service cost	479	453	401
Interest cost	895	689	539
Actual return on plan assets	(541)	(475)	(376)
Amortizations of unrecognized net transition obligation	58	59	60
Net periodic benefit cost	891	726	624

The weighted average assumptions used to determine pension benefits as at December 31, 2006 and 2005 are as follows:

	2006	2005
Discount rate	8%	12%
Rate of increase in compensation	9%	9%
Expected rate of return on plan assets	10%	10%

As at December 31, 2006, the assets of the beneficial trust fund established for the PLDT pension plan include investments in shares of stocks of PLDT and Piltel with fair values aggregating Php2,185 million, which represent about 35% of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan follows:

	2006	2005	2004
Investments in equity securities	52%	44%	33%
Investments in debt and fixed income securities	23%	28%	41%
Investments in real estate	10%	13%	16%
Investments in mutual funds	8%	7%	2%
Investments in temporary placements	7%	8%	8%
	100%	100%	100%

PLDT currently expects to make approximately Php509 million of cash contributions to its pension plan in 2007.

Defined Contribution Plan

Contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the latter’s years of tenure.

The Plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of plan assets for Smart as at December 31, 2006 and 2005 follows:

	2006	2005	2004
Investments in debt securities	68%	76%	78%
Investments in equity securities	29%	23%	20%
Others	3%	1%	2%
	100%	100%	100%

Smart currently expects to make approximately Php109 million of cash contributions to its pension plan in 2007.

Pension Benefit Cost

Total pension benefit cost follows:

	2006	2005	2004
	(in million pesos)
Expense recognized for defined benefit plans	891	726	624
Expense recognized for defined contribution plans	112	50	94
Total	1,003	776	718

22. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at December 31, 2006:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt(1)	85,907	16,321	22,751	6,120	40,715
Long-term lease obligations:
Operating lease	3,420	571	1,158	823	868
Capital lease	1,572	1,523	48	1	–
Unconditional purchase obligations(2)	834	25	49	172	588
Other long-term obligations	1,629	–	1,629	–	–
Total contractual obligations	93,362	18,440	25,635	7,116	42,171

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php6 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php10 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations amounting to Php3,053 million as at December 31, 2006 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations amounting to Php100 million as at December 31, 2006, ePLDT has lease obligations amounting to Php238 million as at December 31, 2006 in respect of certain office space rentals and PLDT Global has lease obligations amounting to Php13 million as at December 31, 2006 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 20 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Under the Standstill Agreement, payments made to AIL under the Air Time Purchase Agreement were based on billings of actual usage pending final agreement on the terms of the proposed amendment to the Air Time Purchase Agreement.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default.

The Air Time Purchase Agreement provides that the NSP’s obligations to make minimum or supplemental air time purchase payments remain in effect until all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, the latest of which was on December 30, 1998 under the Amended and Restated Credit Agreement signed with the Banks; and (2) amounts owing to MMOC under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

On September 1, 2006, AIL, PT Asia Cellular Satellite and Inmarsat reached an agreement to pool their resources to develop powerful and novel product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to nearly every part of the world through the services it offers to end users through its established chain of distribution partners and satellite communications service providers.

PLDT likewise signed a Gateway Services Agreement with Inmarsat, whereby PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5,000,000. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

As at December 31, 2006, PLDT’s aggregate remaining minimum obligation under the amended Air Time Purchase Agreement was approximately Php834 million.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities, as at December 31, 2006, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at December 31, 2006, 2,675,393 shares of Series V Convertible Preferred Stock, 4,419,916 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at December 31, 2006, 46,047 shares of Series V and 875,188 shares of Series VI Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2006 was Php1,629 million which is puttable on June 4, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the common shares were put to PLDT at that time. The market value of the underlying shares of common stock was Php2,349 million, based on the market price of PLDT common shares of Php2,550.00 per share as at December 31, 2006.

Commercial Commitments

As at December 31, 2006, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,546 million. These commitments will expire within one year.

23. Provisions and Contingencies

As discussed below, we currently expect that going forward we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2006.

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2006, PLDT had paid, since 1994, a total amount of Php2,219 million in SRF, of which Php1,956 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or Republic Act (RA) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of RA 7082.

PLDT believes, based on the opinion of its legal counsel, that RA 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of RA 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of RA 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under RA 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to the said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case. The said amount constitutes only the basic franchise tax due for the said period, excluding surcharges and interest which PLDT is asking the City of Davao, through the local council, to waive. PLDT believes, based on the opinion of its legal counsel, that PLDT is not liable for surcharges and interest considering that the legal issue involved was a difficult one and PLDT’s non-payment of the said taxes was made in good faith. On August 2, 2005, the local Sanggunian passed a resolution denying PLDT’s request for abatement of surcharges and penalties and directing the city treasurer to update PLDT’s liability and immediately collect the same. Accordingly, on August 26, 2005, the city treasurer issued an assessment to PLDT in the amount of Php12 million. In order to maintain and preserve its good standing and relationship with the City of Davao, PLDT has paid the surcharges and penalties as at December 31, 2005.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php590 million for local franchise tax covering prior periods up to the end of 2005 as at December 31, 2006.

PLDT no longer had contested assessments from LGUs for franchise taxes as at December 31, 2006.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has paid local business and franchise tax to certain cities and provinces in the aggregate amount of Php313 million under protest. The Smart’s legal postion is that it is not liable to pay the local franchise tax by virtue of its legislative franchise under RA 7294 which took effect after the effective date of the Local Government Code of 1991 or RA 7160.

The Regional Trial Court, or RTC, of Makati has declared Smart exempt from payment of local franchise tax to the City of Makati in a decision entitled Smart Communications Inc. vs. City of Makati (Civil Cases No. 02-249 & 02-725, August 3, 2004) dated August 3, 2004. The City of Makati filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo filed an appeal directly with the Supreme Court which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	VAT	85.8	68.7	154.5
	Overseas Communications Tax	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of the compromise settlement for such basis is 40% of the basic assessed tax.

On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments. On February 24, 2006, the BIR accepted Piltel’s application for compromise settlement of income tax and VAT for the years 1998 and 1999, and income taxes and VAT for the year 2001, and issued the Certificate of Availment on the said date.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched the EVAP which grants taxpayers, who availed themselves of the program and are qualified, the privilege of the last priority in BIR audit and investigation. The EVAP apply to all internal revenue taxes covering the taxable year ending December 31, 2004 and all prior years, including one-time transactions such as estate tax, donor's tax, capital gains tax, expanded withholding tax and documentary stamp tax on the transfer, sale, exchange, or disposition of assets, and shall likewise cover taxpayers enjoying preferential tax treatment. A taxpayer who has availed of the EVAP and is qualified to avail shall not be audited except upon prior authorization and approval of the Commissioner of Internal Revenue when there is strong evidence or finding of understatement in the payment of a taxpayer’s correct tax liability by more than 30% as supported by a written report of the appropriate office stating in detail the facts and the law on which such finding is based: Provided, however, that any EVAP payment should be allowed as tax credit against the deficiency tax due, if any, in case the concerned taxpayer has been subjected to tax audit.

PLDT availed itself of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004, and VAT and withholding tax for taxable year 2002.

Maratel availed itself of the EVAP for income tax for the taxable year 2004, SubicTel availed the program for its income tax, withholding tax and percentage tax for taxable year 2002 and ClarkTel availed of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, SubicTel and ClarkTel amounted to Php800,000. Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2002 and 2004, the VAT for the taxable year 2002, the overseas communications tax for the year 2002, and the withholding taxes for the taxable years 2002, 2003 and 2004. Meanwhile, Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004. On August 2, 2006, Smart received its Certificate of Qualification, or CQ, for the EVAP availment for income tax, VAT, OCT and withholding taxes for taxable year 2002.

With the exception of SubicTel and ClarkTel whose EVAP CQ were issued on September 13, 2006 and December 10, 2006, respectively, PLDT and other subsidiaries are awaiting the EVAP CQ to be issued by the BIR.

Improved Voluntary Assessment Program, or IVAP, Availment

In 2006, the BIR launched the IVAP which similarly grants taxpayers who availed themselves of the program and are qualified, the privilege of the last priority in BIR audit and investigation. The IVAP applies to all internal revenue taxes covering the taxable year ending December 31, 2005 and fiscal year ending on any day not later than June 30 2006 and all prior years, including one-time transactions such as estate tax, donor’s tax, capital gains tax, expanded withholding tax and documentary stamp tax on the transfer, sale, exchange, or disposition of assets, and shall likewise cover taxpayers enjoying preferential tax treatment. Unlike the EVAP, however, where the taxpayers only enjoy the privilege of last priority in audit, with the IVAP, taxpayers who availed themselves of the same will no longer be subject to tax audit except only in the case of fraud manifested through understatement of the correct tax liability by more than 30%.

Smart availed itself of the IVAP for the income tax and VAT for the taxable year 2005 and paid a total amount of Php40 million to the BIR.

Maratel availed itself of the IVAP for the taxable years 2004 and 2005 for its income, VAT, percentage and withholding taxes, while SubicTel availed itself of the program for the taxable year 2004 for its income and value added taxes only and for the taxable year 2005, for its income, VAT and withholding taxes. ClarkTel availed itself of the IVAP for the taxable years 2003, 2004, 2005 for income and withholding taxes except for income taxes for 2003 and 2004 where an EVAP CQ covering these taxable periods was already issued. The total collective IVAP payments for Maratel, SubicTel and ClarkTel amounted to Php12 million.

Air Time Purchase Agreement with AIL

As discussed in Note 22 – Contractual Obligations and Commercial Commitments, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services as NSP in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the purported date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billed revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Under the Standstill Agreement, payments made to AIL under the Air Time Purchase Agreement were based on billings of actual usage pending final agreement on the terms of the proposed amendment to the Air Time Purchase Agreement.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default.

The Air Time Purchase Agreement provides that the NSPs obligations to make minimum or supplemental air time purchase payments remain in effect until all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, the latest of which was on December 30, 1998 under the Amended and Restated Credit Agreement signed with the Banks; and (2) amounts owing to MMOC under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

In 2003, the Accounting Standards Council, or ASC, approved the adoption of Statement Financial Accounting Standards, or SFAS, 37/IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2003.

PLDT’s cost of air time usage per year is significantly less than the US$20 million per year minimum and supplemental payments required under the Air Time Purchase Agreement.

Under SFAS/IAS 37, the Air Time Purchase Agreement was classified as “onerous contract”. As required by SFAS/IAS 37 “if an entity has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision”. SFAS/IAS 37 “defines an onerous contract as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.”

PLDT’s estimated share on AIL discounted cash shortfall to meet its obligations to the Banks and MMOC is determined to be the least net cost of exiting from the Air Time Purchase Agreement, which is lower than the total obligations under the Air Time Purchase Agreement.

The adoption of SFAS/IAS 37 in 2003 prescribes the retroactive adjustment to the opening balance of retained earnings for the period in which the standard is first adopted. As allowed under the transitory provisions, we elected not to adjust the opening balance of retained earnings for the earliest period presented and not to restate comparative numbers.

Total cumulative provision for onerous contract amounted to US$79,209,746 as at December 31, 2006.

On September 1, 2006, AIL, PT Asia Cellular Satellite and Inmarsat reached an agreement to pool their resources to develop product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to nearly every part of the world through the services it offers to end users through its established chain of distribution partners and satellite communications service providers.

To formalize the terms of this agreement, Inmarsat signed various agreements with AIL, including a Master Agreement, Service Continuity and Spectrum Access Agreements, User Terminal and IPR Agreements, a BGAN Services Distribution Agreement, a Trade Mark License Agreement, an Existing ACeS Services Distribution Agreement, a Voice Services Distribution Agreement, a Terminal Supply Agreement and a Commercial Framework Agreement. In addition, PT Asia Cellular Satellite also entered into certain business collaboration arrangement with Inmarsat.

The collaboration agreement with Inmarsat provided business opportunities for new services and continuity. In addition, Inmarsat committed to pay US$15 million over 5 years for the use of AIL spectrum.

PLDT likewise signed a Gateway Services Agreement with Inmarsat, whereby PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite signed a Term Sheet, or Banks Term Sheet, with a majority of the banks that will be used as the basis for further good faith negotiations between the parties thereto with a view to entering into an agreement further amending the Amended and Restated Credit Agreement with AIL’s bank creditors.

Under the Banks Term Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Founder NSP Air Time Purchase Agreement and to re-denominate AIL debt into non-interest bearing subordinated convertible bonds maturing in 2015; to amortize a senior term loan with a final maturity on August 1, 2013 and a junior term loan with bullet payments on August 1, 2014 and 2015.

Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Term Sheet.

On February 1, 2007, PLDT (through ACeS Philippines) signed an agreement to purchase LMGT and MMOC’s 50% equity and debt interest in AIL, respectively for US$750,000 in accordance with a notice of proposed transfer issued by LMGT dated December 22, 2006 pursuant to a right of first refusal under the AIL Shareholders’ Agreement.

The Air Time Purchase Agreement, as amended, will no longer qualify as an onerous contract under the provision of PAS 37 since the cost of meeting the obligations under the amended Air Time Purchase Agreement is below or within the estimated benefits that PLDT is expected to receive under it. Net provision for onerous contract amounting to US$72 million (Php3,529 million) was reversed on December 31, 2006, excluding the amount paid or to be paid in relation to the amendment of the Air Time Purchase Agreement.

24. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except those classified as financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2006 and 2005. There are no material unrecognized financial assets and liabilities as at December 31, 2006 and 2005.

	Carrying Value		Fair Value
	2006	2005	2006	2005
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale	116	109	116	109
Derivative assets	434	2,648	434	2,648
Notes receivable	–	346	–	346
Total noncurrent financial assets	550	3,103	550	3,103
Current Financial Assets
Cash and cash equivalents	17,753	30,059	17,753	30,059
Short-term investments	8,327	2,750	8,327	2,750
Trade and other receivables	9,938	7,856	9,938	7,856
Derivative assets	47	37	47	37
Total current financial assets	36,065	40,702	36,065	40,702
Total Financial Assets	36,615	43,805	36,615	43,805

Noncurrent Financial Liabilities
Long-term debt - net of current portion*	63,771	84,860	70,416	92,811
Obligations under capital lease*	106	344	106	344
Preferred stock subject to mandatory redemption*	1,369	11,974	1,528	14,053
Derivative liabilities	6,872	5,777	6,872	5,777
Total noncurrent financial liabilities	72,118	102,955	78,922	112,985
Current Financial Liabilities
Accounts payable	11,684	15,966	11,684	15,966
Notes payable	205	–	205	–
Derivative liabilities	108	192	108	192
Current portion of long-term debt*	16,183	18,684	17,512	19,435
Obligations under capital lease*	924	754	924	754
Total current financial liabilities	29,104	35,596	30,433	36,347
Total Financial Liabilities	101,222	138,551	109,355	149,332

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable LIBOR and MART1 rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Bifurcated equity call options: The fair values were computed using an option pricing model.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the carrying amounts as of the balance sheet date.

Financial assets and liabilities carried at amortized cost

Unamortized debt discount, representing debt issuance cost and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities amounted to Php6,755 million and Php13,347 million as at December 31, 2006 and 2005, respectively, see Note 17 – Interest-bearing Financial Liabilities.

Financial assets and liabilities carried at fair value

The following financial assets and liabilities were carried at fair value as at December 31, 2006 and 2005.

	2006	2005
	(in million pesos)
Investments-available-for-sale	116	109
Derivative instruments	(6,499)	(3,284)
	(6,383)	(3,175)

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2006 and 2005:

		2006		2005
	Maturity	Notional	Mark-to-market Gain (Loss)	Notional	Mark-to-market Gain (Loss)
		(in millions)
PLDT

Cash flow hedges:
Long-term currency swaps
	2017	US$300	(Php2,716)	US$300	Php417
	2012	250	(2,475)	250	(428)

Long-term foreign currency options	2009	167	(747)	175	301

Transactions not designated as hedges:
Long-term foreign currency options	2009	167(1)	138	175(1)	(270)

Short-term currency options	2007	7	(6)	JPY151	(2)

Interest rate swap	2012	63	(423)	US$125	(1,569)

Forward foreign exchange contracts	2007	202	(90)	220	(169)
		–		JPY1,282	7

Bifurcated equity call options	2008	1 share	(224)	8 shares	(1,597)
			(Php6,543)		(Php3,310)
Smart

Transactions not designated as hedges:
Bifurcated embedded derivatives	2007	US$15	44	US$9	26
Net liabilities			(Php6,499)		(Php3,284)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion.

	2006	2005
	(in million pesos)
Presented as:
Noncurrent assets	434	2,648
Current assets	47	37
Noncurrent liabilities	(6,872)	(5,777)
Current liabilities	(108)	(192)
Net liabilities	(6,499)	(3,284)

Cumulative translation adjustments as at December 31, 2006 and 2005 consists of:

	2006	2005
	(in million pesos)
Cumulative translation adjustments at beginning of year	1,253	362
Movements of cumulative translation adjustments:
Deferred income tax effects on cash flow hedges	1,088	(427)
Currency translation differences	(768)	(62)
Net gain on available-for-sale financial assets	5	4
Net gain on cash flow hedges removed from cumulative translation adjustments and taken to profit or loss	2,856	2,390
Net loss on cash flow hedges	(6,452)	(1,014)
	(3,271)	891
Cumulative translation adjustments at end of year	(2,018)	1,253

Analysis of loss on derivative transactions for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005	2004
	(in million pesos)
Net mark-to-market loss at end of year	(6,499)	(3,284)	(2,953)
Net mark-to-market loss at beginning of year	(3,284)	(2,953)	(2,205)
Net change	(3,215)	(331)	(748)
Net loss charged to cumulative translation adjustments	6,452	1,014	159
Settlements, accretion and conversion	(3,642)	(1,311)	(275)
Net loss on derivative transactions (Note 5)	(405)	(628)	(864)

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at December 31, 2006 and 2005, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2006 and 2005, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2006 and 2005, US$717 million and PhpUS$725 million, respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 5.18% and 4.50% per annum as at December 31, 2006 and 2005, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our consolidated balance sheets.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 6.17% and 5.68% per annum as at December 31, 2006 and 2005, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot rate at maturity, whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

In December 2006, the currency swap agreements were partially terminated, which effectively lowered the outstanding currency options notional amount to US$167 million. Total amounts settled for the unwinding is Php40 million.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced. In December 2006, the currency swap agreements were partially terminated, which lowered the notional amount to $167 million. Since charges in fair value have already been recognized as profit and loss in prior periods, the corresponding proceeds from the partial termination of the currency option contract amounted to Php7 million.

Short-term Currency Options

PLDT entered into short-term U.S. dollar subsidized forward contracts to partially hedge PLDT’s fixed rate notes due June 2006. In order to reduce overall net hedging cost for the transactions, these forward contracts have been structured to include the sale of currency call option contracts that give the counterparty the right to purchase foreign currency at an agreed exchange rate. PLDT effectively has the obligation to buy U.S. dollars at a subsidized forward rate plus any excess above the agreed threshold rate should the Philippine peso to U.S. dollars spot exchange rate on the maturity date settle beyond that agreed threshold. PLDT’s subsidized forward contracts amounting to US$62 million matured on June 29, 2006. As at December 31, 2006, there were no outstanding subsidized forward contracts.

PLDT also entered into short-term U.S. dollar and Japanese yen currency option contracts to hedge our other short-term foreign currency obligations. As at December 31, 2006, the outstanding U.S. dollar currency option contracts amounted to US$8 million with an average exchange rate of US$50.40. PLDT’s Japanese yen currency option contracts amounting to JPY5,410 million matured on September 21, 2006. As at December 31, 2006, there were no outstanding Japanese yen currency option contracts.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90/US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the JPY strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$62.5 million. Since changes in fair values have already been recognized as profit and loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations. As at December 31, 2006, outstanding forward foreign exchange contracts amounted to $202 million with an average exchange rate of Php49.50. There were no outstanding JPY forward foreign exchange contracts as at December 31, 2006.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 17 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all 3,842,000 shares of Series VII shares were converted to PLDT common stock. As at December 31, 2006 and 2005, the net negative mark-to-market value of these embedded call options amounted to Php224 million and Php1,597 million, respectively.

Smart

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2006 and 2005, outstanding contracts included service contract with foreign equipment suppliers and various suppliers covering handset importations denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk and credit risk. Our Board reviews and approves policies for managing each of these risks. These risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we currently intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2006 and 2005:

	2006		2005
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative assets	US$9	Php434	US$50	Php2,648
Notes receivable	–	–	6	346
Total noncurrent financial assets	9	434	56	2,994
Current Financial Assets
Cash and cash equivalents	155	7,578	248	13,160
Short-term investments	92	4,521	51	2,731
Trade and other receivables	277	13,589	139	7,371
Derivative assets	1	47	1	37
Total current financial assets	525	25,735	439	23,299
Total Financial Assets	US$534	Php26,169	US$495	Php26,293

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	US$1,239	Php60,756	US$1,809	Php95,953
Derivative liabilities	140	6,872	109	5,777
Total noncurrent financial liabilities	1,379	67,628	1,918	101,730
Current Financial Liabilities
Accounts payable	268	13,115	42	2,227
Accrued expenses and other current liabilities	74	3,605	68	3,587
Derivative liabilities	2	108	3	192
Current portion of interest-bearing financial liabilities	328	16,104	319	16,946
Total current financial liabilities	672	32,932	432	22,952
Total Financial Liabilities	US$2,051	Php100,560	US$2,350	Php124,682

(1) The exchange rate used was Php49.045 to US$1.00.

(2) The exchange rate used was Php53.062 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php49.045 to US$1.00 and Php53.062 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at December 31, 2006 and 2005, respectively.

As at March 5, 2007, the peso-dollar exchange rate was Php48.864 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at December 31, 2006 would have decreased by Php275 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2006, approximately 96% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Thus, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase both the principal amount of our unhedged foreign currency-denominated debts (representing 43% of our consolidated debts, or 31% net of our U.S. dollar cash balances as at December 31, 2006), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted for as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized directly as income or expense for the period.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Year Ended December 31, 2006

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	130	–	167	–	550	847	41,511	539	40,972	966	47,350
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	69	55	46	33	280	483	23,683	5,326	18,357	400	19,640
Interest rate	1.75% to 10%	4.49% to 10%	4.49% to 10%	4.515% to 4.70%	2.25%	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	17	–	17	810	2	808	21	1,035
Interest rate	–	–	–	15%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	128	92	81	53	–	354	17,392	74	17,318	355	17,392
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.5% over LIBOR	–	–	–	–	–	–	–
Philippine Peso (in millions)	6	11	11	23	–	51	2,511	12	2,499	51	2,511
Interest rate	3% over 90-day PHIBOR, MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,752	85,907	5,953	79,954	1,793	87,928

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	423	–	–	9	423
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Year Ended December 31, 2005

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	115	160	–	175	550	1,000	53,040	686	52,354	1,108	58,780
Interest rate	9.25%	7.85% to 10.625%	–	10.50%	8.35% and 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	64	45	31	22	280	442	23,451	6,356	17,095	327	17,350
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4. 49% to 7.58%	4.49% to 5.65%	2.25%	–	–	–	–	–	–
Japanese Yen (in millions)	23	24	12	–	–	59	3,139	–	3,139	59	3,158
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	17	1	–	15	–	33	1,746	4	1,742	37	1,961
Interest rate	11% to 24%	11% to 24%	–	15.0%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	129	143	79	117	94	562	29,806	1,679	28,127	562	29,806
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–	–	–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	709	1	708	13	709
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	2	7	9	482	103	379	9	482
Interest rate	–	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,118	112,373	8,829	103,544	2,115	112,246

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	30	1,569	–	–	30	1,569
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

25. Reclassification of Accounts

Certain accounts in December 31, 2005 consolidated financial statements were reclassified to conform with the December 31, 2006 consolidated financial statements presentation.